February 21, 2007

PrimeWest Energy Trust Announces 2006 Financial and Operating Results

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

CALGARY, ALBERTA - PRIMEWEST ENERGY TRUST (TSX:PWI.UN) (TSX:PWI.DB.A) (TSX:PWI.DB.B) (TSX:PWI.DB.C) (TSX:PWX) (NYSE:PWI) (PRIMEWEST OR THE TRUST) TODAY ANNOUNCES OPERATING AND FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2006. UNLESS OTHERWISE NOTED, ALL FIGURES CONTAINED IN THIS REPORT ARE IN CANADIAN DOLLARS.

2006 Highlights:

- Distributions for 2006 were $3.75 per Trust Unit representing a payout ratio of approximately 84% funds flow from operations compared to 2005 distributions of $3.66 per Trust Unit, which represented a payout ratio of approximately 68% of funds flow from operations.

- Funds flow from operations for 2006 was $364.1 million ($4.43 per Trust Unit) compared to $405.4 million ($5.35 per Trust Unit) in 2005.

- 2006 production averaged 39,321 BOE per day, compared to the 2005 rate of 40,351 BOE per day.

- Capital development program of $261.0 million added 23.2 mmBOE of Proved plus Probable reserves on a Company Interest basis at an average of $11.22/BOE of reserves added, which excludes $5.24/BOE for changes in future development capital. The capital development program replaced 162% of the 2006 production on a Proved plus Probable basis. PrimeWest's Reserve Life Index (RLI) at year end 2006 is 13.4 years on a Company Interest Proved plus Probable basis. PrimeWest has identified a portfolio of capital opportunities in excess of $1 billion to be developed over the next several years.

- On July 6, 2006, PrimeWest through a U.S. subsidiary, acquired producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan for consideration of $336.7 million. The acquisition established a new operating area for PrimeWest within the Williston Basin with considerable waterflood and development drilling potential. The U.S. assets 2006 annualized production was 1,349 barrels of oil equivalent (BOE) per day.

- On August 25, 2006, PrimeWest acquired natural gas assets in the Caroline area for a net adjusted purchase price of $31.9 million. The acquisition of these assets, already operated by PrimeWest, represents the conclusion of a farm in arrangement between PrimeWest and the vendor.

- Net debt to annualized 2006 funds flow from operations was approximately 2.3 times at December 31, 2006 compared to net debt to annualized 2005 funds flow from operations of 0.8 times at December 31, 2005. This increase is primarily due to additional debt utilized to finance the U.S. asset acquisition.

- For details on the fourth quarter 2006 results see Summary of Fourth Quarter Results of this release.

- On October 31, 2006, the federal government announced its intention to change the way that royalty trusts and income funds are taxed, which would take effect January 1, 2011.

- PrimeWest is using "funds flow from operations" as a key performance indicator of its ability to generate cash. Funds flow from operations is measured as cash flow from operating activities before changes in working capital. Funds flow from operations includes site reclamation and restoration expenditures of $14.3 million in 2006 (2005 - $8.7 million).

Subsequent Event

- On January 11, 2007, PrimeWest sold 6,420,000 Trust Units at $23.35 per Trust Unit, resulting in gross proceeds of $149.9 million and a total of $200 million aggregate principal amount of five-year convertible unsecured subordinated debentures. The debentures bear a coupon rate of 6.5 % per annum, payable semi-annually, and are convertible at $26.25 per Trust Unit. The total net proceeds from the offering of Trust Units and convertible debentures were approximately $334 million. The proceeds were used to repay a portion of the outstanding credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING IS MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) AS AT FEBRUARY 21, 2007, OF PRIMEWEST ENERGY TRUST'S (REFERRED TO HEREINAFTER AS PRIMEWEST OR THE TRUST) OPERATING AND FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006, THE CORRESPONDING PERIOD IN THE PRIOR YEAR AS WELL AS INFORMATION AND OPINIONS CONCERNING THE TRUST'S OUTLOOK BASED ON CURRENTLY AVAILABLE INFORMATION. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE TRUST'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, AND 2005, TOGETHER WITH ACCOMPANYING NOTES.

/T/

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Financial ($ Millions, except per BOE (1) and

 Per Trust Unit amounts)                           2006    2005  Change (%)

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Gross revenue                                   $ 698.5 $ 801.2        (13)

 Per BOE                                          48.67   54.40        (11)

Funds flow from operations (2)                    364.1   405.4        (10)

 Per BOE                                          25.37   27.52         (8)

 Per Trust Unit - Basic (3)                        4.43    5.35        (17)

 Per Trust Unit - Diluted (4)                      4.37    4.91        (11)

Royalty expense                                   144.8   172.8        (16)

 Per BOE                                          10.09   11.73        (14)

Operating expense                                 138.9   117.8         18

 Per BOE                                           9.68    8.00         21

General and administrative expense (G&A) (5)       30.4    28.3          7

 Per BOE                                           2.12    1.93         10

Interest expense (6)                               34.7    28.3         23

 Per BOE                                           2.41    1.92         26

Net income                                        208.3   207.5          -

 Per Trust Unit - Basic (3)                        2.53    2.73         (7)

 Per Trust Unit - Diluted (4)                      2.52    2.66         (5)

Distributions to Unitholders                      305.8   276.6         11

 Per Trust Unit (7)                                3.75    3.66          2

Net debt (8)                                      820.8   323.7        154

 Per Trust Unit (9)                                9.74    3.97        145

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(1) All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil. BOE's may be misleading,

    particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

(2) See Non-GAAP Measures for definition of funds flow from operations.

(3) The basic per Trust Unit calculation includes the weighted average

    Trust Units outstanding and Trust Units issueable upon exchange of the outstanding Exchangeable Shares of PrimeWest Energy Inc. (Exchangeable

    Shares).

(4) The diluted per Trust Unit calculation includes the weighted average

    Trust Units outstanding, Trust Units issueable upon exchange of the outstanding Exchangeable Shares, the deemed conversion of the Series I and Series II Convertible Unsecured Subordinated Debentures

    (Debentures) and Trust Units issueable pursuant to the Long-Term

    Incentive Plan (LTIP). Interest expense incurred on the Debentures is added back to net income and to cash flow for the diluted per Trust

    Unit calculation.

(5) Includes cash and non-cash expenses.

(6) Interest expense includes the interest on the Debentures.

(7) Based on Trust Units outstanding at the applicable Record Dates.

(8) Net debt is long-term debt including Debentures less working capital,

    excluding financial derivative assets and liabilities and current future income tax assets and liabilities.

    (See Non-GAAP Financial Measures)

(9) The net debt per Trust Unit calculation includes outstanding Trust

    Units, Trust Units issueable upon exchange of the outstanding

    Exchangeable Shares and Trust Units issueable pursuant to the LTIP at the end of the period.

Operating Highlights

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Daily Production Volumes                            2006   2005  Change (%)

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Natural gas (mmcf/day)                             166.0  178.2         (7)

Crude oil (bbls/day)                               7,816  6,861         14

Natural gas liquids (bbls/day)                     3,835  3,797          1

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Total BOE/day                                     39,321 40,351         (3)

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Realized Commodity Prices

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                                                    2006   2005  Change (%)

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Natural gas ($/mcf) (1)                             7.09   8.75        (19)

Crude oil ($/bbl)                                  62.42  58.48          7

Natural gas liquids ($/bbl)                        59.09  55.92          6

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Total ($/BOE) (1)                                  48.09  53.82        (11)

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Realized derivative gains/(losses) ($/BOE)          1.64  (3.01)

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Net realized price ($/BOE)                         49.73  50.81         (2)

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(1) Excludes sulphur.

/T/

Forward-Looking Information

This MD&A contains forward-looking or outlook information with respect to PrimeWest.

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this MD&A. These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

- The quantity and recoverability of our reserves;

- The timing and amount of future production;

- Prices for oil, natural gas and natural gas liquids produced;

- Operating and other costs;

- Business strategies and plans of management;

- Supply and demand for oil and natural gas;

- Expectations regarding our ability to raise capital and to add to our reserves through acquisitions and exploration and development;

- Our treatment under governmental regulatory regimes;

- The focus of capital expenditures on development activity rather than exploration;

- The sale, farming in, farming out or development of certain exploration properties using third-party resources;

- The objective to achieve a predictable level of monthly cash distributions;

- The use of development activity and acquisitions to replace and add to reserves;

- The impact of changes in oil and natural gas prices on cash flow after hedging;

- Drilling plans;

- The existence, operations and strategy of the commodity price risk management program;

- The approximate and maximum amount of forward sales and hedging to be employed;

- Our acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

- The impact of the Canadian federal and provincial governmental regulations on us relative to other oil and natural gas issuers of similar size;

- The goal to sustain or grow production and reserves through prudent management and acquisitions;

- The emergence of accretive growth opportunities; and

- Our ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

With respect to forward-looking statements contained in this MD&A, we have made assumptions regarding, among other things:

- Future oil and natural gas prices and differentials between light, medium and heavy oil prices;

- The cost of expanding our property holdings;

- Our ability to obtain equipment in a timely manner to carry out development activities;

- Our ability to market our oil and natural gas successfully to current and new customers;

- The impact of increasing competition;

- Our ability to obtain financing on acceptable terms; and

- Our ability to add production and reserves through our development and exploitation activities.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below:

- Volatility in market prices for oil and natural gas;

- The impact of weather conditions on seasonal demand;

- Risks inherent in our oil and natural gas operations;

- Uncertainties associated with estimating reserves;

- Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

- Incorrect assessments of the value of acquisitions;

- Geological, technical, drilling and processing problems;

- General economic conditions in Canada, the United States and globally;

- Tax treatment of the trust and its subsidiaries;

- Industry conditions, including fluctuations in the price of oil and natural gas;

- Royalties payable in respect of our oil and natural gas production;

- Government regulation of the oil and natural gas industry, including environmental regulation;

- Fluctuation in foreign exchange or interest rates;

- Unanticipated operating events that could reduce production or cause production to be shut-in or delayed;

- Failure to obtain industry partner and other third-party consents and approvals, when required;

- Stock market volatility and market valuations;

- OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;

- Political uncertainty, including the risks of hostilities, in the petroleum-producing regions of the world;

- The need to obtain required approvals from regulatory authorities; and

- The other factors discussed under Risk Factors contained in this MD&A.

These factors should not be construed as exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Except as may be required by applicable securities laws we undertake no obligation to publicly update or revise any forward-looking statements.

All figures reported in Canadian dollars unless otherwise stated.

Production figures stated are Company Interest before the deduction of royalties.

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Don Garner, and the Chief Financial Officer, Dennis Feuchuk, evaluated the effectiveness of PrimeWest's disclosure controls and procedures as of December 31, 2006, and concluded that PrimeWest's disclosure controls and procedures were effective to ensure that information PrimeWest is required to disclose:

- In its annual filings and interim filings (each as defined in National Instrument 52-109 of the Canadian Securities Administrators) filed or submitted by it under provincial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial securities legislation and to ensure that information required to be disclosed by PrimeWest in its annual filings and  interim filings filed or submitted under provincial securities legislation is accumulated and communicated to PrimeWest's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure; and

- In its annual filings, interim filings or other reports with the United States Securities and Exchange Commission (SEC) in the United States under the Securities Exchange Act of 1934 (Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by PrimeWest in the reports that it files under the Exchange Act is accumulated and communicated to PrimeWest's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The evaluation took into consideration PrimeWest's Communications and Disclosure Policy and the functioning of its executive officers, board of directors and board committees. In addition, the evaluation covered PrimeWest's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Changes to Internal Controls Over Financial Reporting

There were no changes to PrimeWest's internal control over financial reporting since September 30, 2006, that have materially affected, or are reasonably likely to materially affect PrimeWest's internal control over financial reporting.

Non-GAAP Measures

This MD&A contains the following measurements that are not defined by Canadian Generally Accepted Accounting Principles (GAAP):

- Funds flow from operations on a total and per Trust Unit basis;

- Distributions per Trust Unit; and

- Net debt per Trust Unit.

These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Funds flow from operations is measured as cash flow from operating activities before changes in non-cash working capital. Funds flow from operations ("funds flow") does not represent operating cash flows or operating profits for the period and should not be viewed as an alternative to cash flow from operating activities calculated in accordance with GAAP. Funds flow from operations is a key performance indicator of PrimeWest's ability to generate cash and finance operations and pay monthly distributions.

Funds flow from operations per Trust Unit on a basic basis is calculated by dividing funds flow from operations by the weighted average number of Trust Units outstanding plus Trust Units issueable upon the exchange of the outstanding Exchangeable Shares of PrimeWest Energy Inc. Funds flow from operations per Trust Unit on a diluted basis is calculated using funds flow from operations and adding back the interest expense on the Debentures, divided by the diluted weighted average number of Trust Units outstanding in the period. The diluted weighted average number of Trust Units outstanding consists of the weighted average Trust Units plus Trust Units issueable upon the exchange of outstanding Exchangeable Shares and includes the Trust issueable pursuant to the conversion of the Debentures, and Trust Units issueable pursuant to LTIP.

Distributions per Trust Unit disclose the cash distributions accrued in 2006 based on the number of Trust Units outstanding on the applicable Record Dates.

Net debt per Trust Unit is calculated as long-term debt, including Debentures, less working capital, excluding financial derivative assets and liabilities and current future income tax assets and liabilities divided by the number of Trust Units outstanding and Trust Units issueable upon the exchange of outstanding Exchangeable Shares and Trust Units issueable pursuant to the LTIP at December 31, 2006.

Business Strategy

PrimeWest Energy Trust is an Alberta based conventional oil and natural gas royalty trust actively managed to generate monthly cash distributions for the holders of Trust Units (Unitholders). The Trust's operations are focused in the Western Canada Sedimentary Basin and Montana, North Dakota and Wyoming in the United States. PrimeWest is one of North America's largest natural gas-weighted energy trusts.

Maximizing total return to Unitholders, in the form of cash distributions and appreciation in unit price, is PrimeWest's overriding objective. Our strategies for asset management and growth, financial management and corporate governance are outlined in this MD&A, along with a discussion of our performance in 2006 and our goals for 2007 and beyond.

We believe that PrimeWest can maximize total return to Unitholders by continuing to develop our core properties, making opportunistic acquisitions that emphasize value creation, exercising disciplined financial management which broadens access to capital while minimizing risk to Unitholders, and complying with strong corporate governance principles to protect the interests of all stakeholders.

Asset Management and Growth

PrimeWest has a strategy to focus expansion efforts on existing core areas and pursue depletion optimization strategies within those core areas to maximize asset value. We make every effort to obtain operatorship of our asset base and maintain high working interests in core areas. We currently maintain operatorship of approximately 80% of our assets, which allows us to use existing infrastructure and synergies within our core areas. We believe this high level of control can translate into cost efficiencies and timing of capital outlays and projects. The current size of the Trust gives us the ability and critical mass to make acquisitions of significant size, while being able to add value by transacting smaller acquisitions.

Financial Management

PrimeWest strives to maintain a prudent debt position, to allow us to fund smaller acquisitions and to fund ongoing development activities without tapping the capital markets. Our long-term debt is comprised of bank credit facilities through a bank syndicate, U.S.-dollar-denominated Senior Secured Notes (U.S. Secured Notes), Pounds Sterling denominated Senior Secured Notes (U.K. Secured Notes) and Debentures. Our diversified debt instruments help to reduce our reliance on the bank syndicate. PrimeWest's commodity hedging strategy is designed to reduce the volatility of cash flow by providing some near term downside price protection. Hedging a portion of our production protects acquisition economics and our capital structure and provides partial protection against short-term declines in commodity prices. Since 2003, PrimeWest has followed a strategy of maintaining a distribution payout ratio within 70-90% of funds flow from operations, calculated on an annual basis, recognizing that during periods of volatile commodity prices the payout ratio may move out of this range. The Board of Directors of PrimeWest considers a variety of factors in establishing the monthly distribution level including, but not limited to: commodity price outlook, cash flow forecast, capital development plans, debt levels, tax considerations and competitive industry distribution practices. Further, the October 31 Proposals discussed below under Taxation of the Trust, have created additional uncertainty with respect to the payout ratio. At this time, PrimeWest is unable to predict what payout ratio it will be able to maintain in the future.

The 2006 payout ratio (being the ratio of distributions paid or declared to funds flow from operations) was approximately 84% of funds flow from operations. Retained cash flow was utilized to fund a part of the Trust's capital spending program. PrimeWest's ratio of net debt to annual funds flow from operations was approximately 2.3 times at December 31, 2006.

PrimeWest's dual listing on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) provides increased liquidity and a broadened investor base. The NYSE listing enables U.S. Unitholders to conveniently trade in our Trust Units, and allows us to access the U.S. capital markets. Our status as a corporation for U.S. tax purposes simplifies tax reporting for our U.S. Unitholders.

For eligible Canadian and U.S. Unitholders, PrimeWest offers participation in the conventional Distribution Reinvestment Plan (DRIP), which represents a convenient way to maximize an investment in PrimeWest. Canadian residents may also participate in the Optional Trust Unit Purchase Plan (OTUPP) and the Premium Distribution Plan (PREP). For alternate investment requirements, PrimeWest also has Exchangeable Shares and Debentures issued and outstanding.

Taxation of the Trust

On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. These changes, assuming they are enacted, would apply, in the case of trusts, to a trust that is resident in Canada for purposes of the Tax Act, holds one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust", or "SIFT trust"). In the case of a SIFT trust the units of which were already publicly traded on October 31, 2006, the proposed changes generally would not take effect until January 1, 2011, provided the trust experiences only "normal growth" and no "undue expansion" before then. On December 15, 2006, Finance issued guidelines with respect to what would be considered "normal growth" for this purpose, and on December 21, 2006, Finance released draft legislative proposals to implement the changes previously announced on October 31, 2006. On January 30, 2007, Finance confirmed the Government's intention to proceed with these proposals. The October 31, 2006 proposals, December 15, 2006 guidelines, and December 21, 2006 draft legislation, are hereinafter collectively referred to as the "October 31 Proposals".

Until such time as the October 31 Proposals apply to the Trust, which is not expected to be until January 1, 2011, it is expected that:

a) the Trust will continue not to be liable for any material amount of Canadian income tax;

b) returns on capital generally will be taxed as ordinary income or as dividends in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act, and will be subject to withholding tax at a rate of 25% (subject to a reduction in such rate under the terms of an applicable tax treaty or convention) when paid to a non-resident Unitholder;

c) returns of capital paid to a Unitholder who is resident in Canada for purposes of the Tax Act generally will not be included in the Unitholder's income but will reduce the adjusted cost base of the Unitholder's Trust Units; and

d) returns of capital paid to a non-resident Unitholder will be subject to the special 15% Canadian withholding tax under Part XIII.2 of the Tax Act.

Pursuant to the October 31 Proposals, commencing January 1, 2011, the Trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties, that is paid or payable to Unitholders, at a rate of 30.5% (comparable to the projected combined federal and provincial corporate income tax rate in 2011), and distributions of such income to Unitholders will be treated as dividends paid by a taxable Canadian corporation. The Royalty and the shares and notes of PrimeWest will constitute "non-portfolio properties" of the Trust under the October 31 Proposals, with the result that virtually all of the Trust's income, including any taxable capital gains, would be subject to the 30.5% tax, and distributions of such income by the Trust to its Unitholders would be treated as dividends paid by a taxable Canadian corporation. Returns of capital by the Trust to its Unitholders would not be affected by the October 31 Proposals and would continue to be taxed in the same manner as under the current rules.

As noted above, the Trust could become subject to these changes before 2011 if it experiences growth, other than "normal growth", before that time. Under the December 15, 2006 guidelines, the Trust will be considered to have experienced only "normal growth" if its issuances of new equity (which for this purpose includes Trust Units and debt that is convertible into Trust Units, but does not include non-convertible debt) do not exceed, for each of the intervening periods set forth below, a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the value of the Trust's issued and outstanding publicly-traded Trust Units as of that date). The Trust's market capitalization as of October 31, 2006, was approximately $2.379 billion. The intervening periods and their respective safe harbour amounts are as follows:

e) November 1, 2006 to December 31, 2007 - 40% of the Trust's market capitalization as of October 31, 2006;

f) January 1, 2008 to December 31, 2008 - 20% of the Trust's market capitalization as of October 31, 2006;

g) January 1, 2009 to December 31, 2009 - 20% of the Trust's market capitalization as of October 31, 2006;

h) January 1, 2010 to December 31, 2010 - 20% of the Trust's market capitalization as of October 31, 2006.

The December 15, 2006 guidelines provide that these annual safe harbour amounts are cumulative, and that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes. In addition, an issuance of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, for Trust Units.

Corporate Governance

PrimeWest is committed to high standards of corporate governance and upholds the rules of the governing regulatory bodies under which it operates. Full disclosure of our compliance with existing corporate governance rules and regulations is contained in the Trust's Management Proxy Circular for its upcoming annual general meeting and is available on our website at www.primewestenergy.com. PrimeWest actively monitors the corporate governance and disclosure environment to ensure compliance with current and future requirements.

Our high standards of corporate governance are not limited to the boardroom. At the field level, PrimeWest proactively manages environmental, health and safety issues. We place a great deal of importance on community involvement and maintaining good relationships with landowners.

Financial and Operating Highlights

- Production in 2006 averaged 39,321 BOE/day, down 3% from the 2005 level of 40,351 BOE/day, as a result of natural production decline exceeding volumes added from development capital expenditures and acquisitions.

- Operating margin decreased 3% from 2005 to $30.48/BOE for 2006, primarily due to lower natural gas prices and natural gas volumes, as well as higher operating costs. Derivative gains and increases to crude oil prices and oil volumes had a positive impact on the operating margin.

- Distributions were $3.75 per Trust Unit in 2006 compared to $3.66 per Trust Unit in 2005. The distribution level was reduced in June 2006 from $0.36 per Trust Unit monthly to $0.30 per Trust Unit monthly and in October 2006 to $0.25 per Trust Unit monthly. PrimeWest's payout ratio for 2006 was approximately 84% compared to the 2005 payout ratio of 68%.

- On July 6, 2006, PrimeWest through a U.S. subsidiary, acquired producing oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan for consideration of $336.7 million. The acquisition establishes a new operating area for PrimeWest within the Williston Basin with considerable waterflood and development drilling potential.

- On August 25, 2006, PrimeWest acquired natural gas assets in the Caroline area for a net adjusted purchase price of $31.9 million. The acquisition of these assets, already operated by PrimeWest, represents the conclusion of a farm in arrangement between PrimeWest and the vendor.

- Capital development program of $261.0 million added 23.2 mmBOE of Proved plus Probable reserves (including technical revisions) on a Company Interest basis at an average of $11.22/BOE of reserves added, which excludes $5.24/BOE for the change in future development capital. The capital development program replaced 162% of the 2006 production on a Proved plus Probable basis.

- PrimeWest's Reserve Life Index at year-end 2006 is 13.4 years on a Company Interest Proved plus Probable basis. (Refer to the Disclosure of Oil and Natural Gas Reserves section later in this MD&A for reserve definitions).

- Operating expenses were 18% higher in 2006 than in 2005, reflecting the acquisition of the U.S. assets in July 2006 and higher industry-wide cost pressures. On a unit of production basis, operating expenses were 21% higher than in 2005 at $9.68/BOE versus $8.00/BOE.

- Cash G&A increased $1.7 million over 2005 reflecting increases in employee costs and the impact of acquiring the U.S. assets offset by increases in overhead recoveries.

- Interest expense during 2006 was 23% higher than in 2005 due to a higher average net debt balance and higher interest rates during the year resulting mainly from the issuance of additional debt in the third quarter of 2006 to acquire the U.S. assets.

- The DRIP, PREP and OTUPP collectively contributed $56.1 million of equity capital to be reinvested in the capital development program.

Outlook 2007

PrimeWest expects 2007 production volumes to average approximately 39,000 - 40,000 BOE/day. Full-year operating costs are expected to be approximately $10.00/BOE. PrimeWest expects to invest approximately $230 - $255 million in its 2007 capital development program, with the focus primarily in the core areas of Caroline, Columbia, Wilson Creek, Crossfield, Valhalla, Laprise and the U.S. assets.

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Funds Flow From Operations Reconciliation

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($ Millions)

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2005 funds flow from operations                                    $ 405.4

Production volumes                                                   (17.6)

Commodity prices                                                     (84.8)

Net change in realized derivative gain                                69.0

Operating expense                                                    (21.2)

Royalties                                                             28.0

Site restoration and reclamation                                      (5.6)

Interest expense                                                      (7.1)

Other                                                                 (2.0)

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2006 funds flow from operations                                    $ 364.1

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The funds flow from operations reconciliation includes non-GAAP measurements (refer to discussion on non-GAAP measures).

/T/

The key performance driver for the Trust is funds flow from operations, which directly affects PrimeWest's ability to pay monthly distributions. Funds flow is generated through the production and sale of crude oil, natural gas and natural gas liquids, and is dependent on production levels, commodity prices, operating expenses, site restoration and reclamation expenditures, interest expenses, G&A expenses, hedging gains or losses, royalties and currency exchange rates. Some of these factors, such as commodity prices, the currency exchange rate and royalties, are uncontrollable by PrimeWest. Factors that are, to a certain extent, controllable by PrimeWest are production levels and operating expenses, as well as interest and G&A expense.

Selected Canadian and U.S. Financial Results

Prior to 2006, PrimeWest had focused on oil and natural gas plays in Western Canada. In July 2006 PrimeWest acquired  the U.S. assets. The following table provides selected financial results from PrimeWest's Canadian and U.S. operations for the twelve months ended December 31, 2006. The financial results for the U.S. operations are for the period July - December 2006.

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                                          Twelve Months ended Dec 31, 2006

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($ Millions, except production

 volumes and per unit prices)              Canada         U.S.      Total

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Daily Production Volumes

 Natural gas (mmcf/day)                     165.4         0.6        166.0

 Crude oil (bbls/day)                       6,587       1,229        7,816

 Natural gas liquids (bbls/day)             3,810          25        3,835

 Total daily sales (BOE/day)               37,972       1,349       39,321

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Pricing (1)

 Natural gas ($/mcf)                         7.09        7.00         7.09

 Crude oil ($/bbl)                          62.54       61.78        62.42

 Natural gas liquids ($/bbl)                59.32       25.11        59.09

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Revenues ($ Millions)

 Natural gas (1)(2)                         427.9         1.5        429.4

 Crude oil (1)                              150.4        27.7        178.1

 Natural gas liquids (1)                     82.5         0.2         82.7

 Realized derivative gains                   23.3         2.2         25.5

 Royalties                                 (138.6)       (6.2)      (144.8)

---------------------------------------------------------------------------

Expenses ($ Millions)

 Operating                                  131.6         7.3        138.9

 G&A                                         28.9         1.5         30.4

 Depletion, depreciation and

  amortization                              225.2         9.8        235.0

 Income and capital taxes                     0.7         0.8          1.5

---------------------------------------------------------------------------

Capital Expenditures ($ Millions)

 Development                                255.6         5.4        261.0

 Acquisition of oil and gas properties       35.5       334.1        369.6

 Disposition of oil and gas properties       (3.5)          -         (3.5)

---------------------------------------------------------------------------

(1) Net of transportation expense. Excludes realized and unrealized derivative gains and losses.

(2) Excludes sulphur.

The Trust did not have any U.S. operations prior to July 2006.

Capital Expenditures

---------------------------------------------------------------------------

($ Millions)                                                 2006     2005

---------------------------------------------------------------------------

Land and lease acquisitions                               $  10.5  $  17.6

Geological and geophysical                                    3.2      7.6

Drilling and completions                                    168.4    106.5

Equipping and tie-in                                         47.9     26.5

Gas gathering and compression                                13.1     13.0

Production facilities                                        12.7     11.5

Capitalized G&A expense                                       5.2      2.9

---------------------------------------------------------------------------

Development Capital                                       $ 261.0  $ 185.6

---------------------------------------------------------------------------

Corporate/property acquisitions                             369.6      2.7

Dispositions                                                 (3.5)   (20.6)

Leasehold improvements, furniture & equipment                 3.5      4.2

---------------------------------------------------------------------------

Total                                                     $ 630.6  $ 171.9

---------------------------------------------------------------------------

/T/

On July 6, 2006, PrimeWest acquired U.S. assets located in Montana, North Dakota, Wyoming and Saskatchewan for $336.7 million. The acquisition established a new operating area within the Williston Basin, providing considerable waterflood and development drilling potential. The major fields acquired are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming.

On August 25, 2006, PrimeWest acquired natural gas assets in the Caroline area for $31.9 million. The acquisition of these assets, which were already operated by PrimeWest, represented the conclusion of a farm in arrangement between PrimeWest and the vendor.

The total 2006 acquisition capital of $369.6 million added 20.3 mmBOE of Company Interest Proved reserves and 29.0 mmBOE of Company Interest Proved plus Probable reserves.

PrimeWest's 2006 capital development program totalled $261.0 million (2005 - $185.6 million). PrimeWest drilled 168 gross (107.2 net) wells with a success rate of 96%. The capital program focused on the core areas of Caroline, Columbia, Wilson Creek, Valhalla, Laprise and Crossfield/Lone Pine Creek.

Investment in drilling, completions and tie-ins in 2006 represented 83% of development capital expenditures, contributing to new reserve additions. The development program added 15.8 mmBOE of Company Interest Proved reserves and 23.2 mmBOE of Company Interest Proved plus Probable reserves, including technical revisions. Investment in facilities totalled $25.8 million, representing 10% of development capital, on projects related to debottlenecking, increasing capacity and other activities that contribute to future production volumes.

Given that production volumes will decline naturally over time as oil or natural gas reservoirs are depleted, PrimeWest is continually striving to offset this natural decline, and add to reserves in an effort to sustain cash flows. Investment in activities such as development drilling, workovers and recompletions can add incremental production volumes and reserves.

In 2007 PrimeWest plans to invest approximately $230 - $255 million in its capital development programs.

Capital is allocated on the basis of anticipated rate of return on projects undertaken. At PrimeWest, every capital project is measured against economic evaluation criteria prior to approval. These criteria include expected return, risks and further development opportunities.

Finding, Development and Acquisition Costs

Under National Instrument 51-101 ("NI 51-101") finding, development and acquisition costs incorporate changes in future development capital (FDC) required to bring the Proved undeveloped and Probable reserves to production. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates. The FDC is determined independently by the reserves evaluator GLJ Petroleum Consultants Ltd (GLJ). The current high level of activity has resulted in increased capital costs throughout the industry and this is reflected in the estimated future development costs related to reserve additions for that year.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

/T/

---------------------------------------------------------------------------

                                             2006             2005

---------------------------------------------------------------------------

FD&A Costs Excluding Future                Proved plus         Proved plus

 Development Costs                  Proved    Probable Proved     Probable

---------------------------------------------------------------------------

Development capital expenditures

 ($ millions)                        261.0       261.0  185.6        185.6

Development reserve additions

 including revisions (mmBOE)          15.8        23.2   10.7         14.7

Finding and development costs

 ($/BOE)                             16.56       11.22  17.35        12.63

Net acquisition capital

 ($ millions)                        366.1       366.1  (17.9)       (17.9)

Net acquisition reserve additions

 (mmBOE)                              20.3        29.0   (0.5)        (0.6)

Net acquisition costs ($/BOE)        18.08       12.63 (35.80)      (29.83)

Total capital expenditures including

 net acquisitions ($ millions)       627.1       627.1  167.7        167.7

Reserves additions including net

 acquisitions (mmBOE)                 36.0        52.2   10.2         14.1

Finding development and acquisition

 cost ($/BOE)                        17.42       12.00  16.44        11.89

---------------------------------------------------------------------------

---------------------------------------------------------------------------

                                            2006              2005

---------------------------------------------------------------------------

FD&A Costs Including Future               Proved plus          Proved plus

 Development Costs                  Proved    Probable Proved     Probable

---------------------------------------------------------------------------

Development capital expenditures     261.0       261.0  185.6        185.6

Development change in FDC             72.0       121.7   52.5         62.1

Development capital including

 change in FDC                       333.0       382.7  238.1        247.7

Development reserve addition

 including revisions (mmBOE)          15.8        23.2   10.7         14.7

Finding and development costs

 ($/BOE)                             21.13       16.46  22.25        16.85

Net acquisition capital (after

 disposals)                          366.1       366.1  (17.9)       (17.9)

Net acquisition FDC (after

 disposals)                           85.0       111.7      -            -

Acquisition capital including

 change in FDC                       451.1       477.8  (17.9)       (17.9)

Net acquisition reserves additions

 (mmBOE)                              20.3        29.0   (0.5)        (0.6)

Net acquisition cost ($/BOE)         22.28       16.48  (35.8)      (29.83)

Total capital including net

 acquisitions ($ millions)           627.1       627.1  167.7        167.7

Development and net acquisition

 change in FDC                       157.0       233.4   52.5         62.1

Development net acquisition capital

 including change in FDC             784.1       860.5  220.2        229.8

Reserves additions including net

 acquisitions (mmBOE)                 36.0        52.2   10.2         14.1

Finding, development and net

 acquisition cost ($/BOE)            21.78       16.47  21.59        16.30

---------------------------------------------------------------------------

/T/

Reserves and Production

Company Interest Reserves - Forecast Prices and Costs

The following table sets forth a reconciliation of light, medium and heavy crude oil, natural gas, natural gas liquids and total BOE of the Company Interest reserves of PrimeWest for the year ended December 31, 2006. The table is derived from the January 24, 2007 report (the GLJ Report) of the independent reserve evaluators, GLJ Petroleum Consultants Ltd. (GLJ), using forecast price and cost estimates, reconciled to December 31, 2005. PrimeWest's Company Interest reserves include working interest and royalty reserves receivable. The reserve information includes the Consolidated Canadian and U.S. assets. This definition is consistent with the basis on which reserves were reported in prior years. See further discussion of reserves definitions NI 51-101 under Disclosure of Oil and Gas Reserves - Standards of Disclosure for Oil and Gas Activities below.

Forecast prices are based on the consultants' average price projections from GLJ, Sproule Associates Limited and McDaniel & Associates Consultants Ltd., all of which are effective January 1, 2007.

/T/

                                  Light, Medium and Heavy Crude Oil (mbbls)

---------------------------------------------------------------------------

                                Proved   Total                 Proved plus

                             Producing  Proved        Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                   18,073  18,864           4,783      23,646

Capital Additions (1)            1,041   1,609             581       2,190

Improved Recovery (2)               29     207             106         313

Technical Revisions                311     100             224         324

Acquisitions                     9,253  18,140           7,458      25,598

Dispositions                         0       0               0           0

Economic Factors                     0       0               0           0

Production                      (2,853) (2,853)              0      (2,853)

---------------------------------------------------------------------------

Dec. 31, 2006                   25,852  36,068          13,150      49,218

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                                          Natural Gas (bcf)

---------------------------------------------------------------------------

                                Proved   Total                 Proved plus

                             Producing  Proved        Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                    421.4   510.7           166.6       677.3

Capital Additions (1)             27.9    39.8            28.5        68.3

Improved Recovery (2)             15.9    29.8            13.6        43.4

Technical Revisions               25.2     8.4            (3.5)        4.9

Acquisitions                       7.9    12.2             7.2        19.4

Dispositions                      (0.2)   (0.2)           (0.1)       (0.3)

Economic Factors                     0       0               0           0

Production                       (60.6)  (60.6)              0       (60.6)

---------------------------------------------------------------------------

Dec. 31, 2006                    437.5   540.1           212.4       752.5

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                                Natural Gas Liquids (mbbls)

---------------------------------------------------------------------------

                                Proved   Total                 Proved plus

                             Producing  Proved        Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                   10,864  13,434           4,634      18,068

Capital Additions (1)              755   1,039             454       1,493

Improved Recovery (2)              425     812             331       1,143

Technical Revisions               (144) (1,011)           (643)     (1,654)

Acquisitions                        91     108             103         211

Dispositions                        (4)     (4)             (1)         (5)

Economic Factors                     0       0               0           0

Production                      (1,399) (1,399)              0      (1,399)

---------------------------------------------------------------------------

Dec. 31, 2006                   10,589  12,980           4,877      17,857

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                                              Total (mmBOE)

---------------------------------------------------------------------------

                                     Proved   Total            Proved plus

                                  Producing  Proved  Probable     Probable

---------------------------------------------------------------------------

Dec. 31, 2005                          99.2   117.4      37.2        154.6

Capital Additions (1)                   6.4     9.3       5.8         15.1

Improved Recovery (2)                   3.1     6.0       2.7          8.7

Technical Revisions                     4.4     0.5      (1.0)        (0.5)

Acquisitions                           10.7    20.3       8.7         29.0

Dispositions                           (0.0)   (0.0)     (0.0)        (0.0)

Economic Factors                          0       0         0            0

Production                            (14.4)  (14.4)        0        (14.4)

---------------------------------------------------------------------------

Dec. 31, 2006                         109.4   139.1      53.4        192.5

---------------------------------------------------------------------------

Columns may not add due to rounding.

(1) Capital additions include exploration discoveries and drilling extensions.

(2) Improved recovery includes infill drilling and improved recovery.

Net Reserves - Forecast Prices and Costs

The following table sets forth a reconciliation of PrimeWest's Net Reserves for the year ended December 31, 2006, derived from the GLJ Report using forecast price and cost estimates. These year-end reserves are reconciled to December 31, 2005 reserves. PrimeWest's Net Reserves include working interest reserves plus royalties receivable less royalties payable, as stipulated by NI 51-101. All data in the following tables was provided by

GLJ.

                                         Light and Medium Crude Oil (mbbls)

---------------------------------------------------------------------------

                                      Proved   Total           Proved plus

                                   Producing  Proved Probable     Probable

---------------------------------------------------------------------------

Dec. 31, 2005                         14,098  14,709    3,544       18,253

Capital Additions (1)                    892   1,450      531        1,980

Improved Recovery (2)                     26     195       99          294

Technical Revisions                   (1,074) (1,252)     (11)      (1,262)

Acquisitions                           7,975  15,743    6,439       22,183

Dispositions                               0       0        0            0

Economic Factors                           0      35        6           40

Production                            (1,905) (1,905)       0       (1,905)

---------------------------------------------------------------------------

Dec. 31, 2006                         20,011  28,975   10,608       39,583

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                                          Heavy Oil (mbbls)

---------------------------------------------------------------------------

                                    Proved   Total             Proved plus

                                 Producing  Proved    Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                        2,355   2,436         630       3,066

Capital Additions (1)                   25       2           0           2

Improved Recovery (2)                    0       0           0           0

Technical Revisions                    696     646         163         809

Acquisitions                             0       0           0           0

Dispositions                             0       0           0           0

Economic Factors                         0      22           1          23

Production                            (530)   (530)          0        (530)

---------------------------------------------------------------------------

Dec. 31, 2006                        2,546   2,576         794       3,370

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                    Associated and Non-Associated Gas (bcf)

---------------------------------------------------------------------------

                                    Proved   Total             Proved plus

                                 Producing  Proved    Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                        336.4   407.2       131.7       539.0

Capital Additions (1)                 22.1    27.4        15.0        42.3

Improved Recovery (2)                 12.2    23.5        10.8        34.3

Technical Revisions                   18.8     5.2        (2.5)        2.7

Acquisitions                           6.1     9.8         6.0        15.8

Dispositions                          (0.1)   (0.1)       (0.1)       (0.2)

Economic Factors                         -     0.3         0.0         0.3

Production                           (46.2)  (46.2)          0       (46.2)

---------------------------------------------------------------------------

Dec. 31, 2006                        349.3   427.1       160.9       588.0

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                                Natural Gas Liquids (mbbls)

---------------------------------------------------------------------------

                                    Proved   Total             Proved plus

                                 Producing  Proved    Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                        7,668   9,495       3,234      12,729

Capital Additions (1)                  520     712         320       1,032

Improved Recovery (2)                  303     582         226         809

Technical Revisions                     (6)   (659)       (445)     (1,104)

Acquisitions                            61      72          66         138

Dispositions                            (2)     (2)         (1)         (3)

Economic Factors                         0       2          (2)          0

Production                          (1,049) (1,049)          0      (1,049)

---------------------------------------------------------------------------

Dec. 31, 2006                        7,494   9,152       3,399      12,551

---------------------------------------------------------------------------

Columns may not add due to rounding.

                                               Natural Gas from Coal (mmcf)

---------------------------------------------------------------------------

                                    Proved   Total             Proved plus

                                 Producing  Proved    Probable    Probable

---------------------------------------------------------------------------

Dec. 31, 2005                          171     606         518       1,124

Capital Additions (1)                   80   4,262       8,600      12,862

Improved Recovery (2)                  132     201          36         237

Technical Revisions                     52    (158)       (220)       (378)

Acquisitions                             0       0           0           0

Dispositions                             0       0           0           0

Economic Factors                         0       0           0           0

Production                             (21)    (21)          0         (21)

---------------------------------------------------------------------------

Dec. 31, 2006                          414   4,890       8,935      13,824

---------------------------------------------------------------------------

                                                              Total (mmBOE)

---------------------------------------------------------------------------

                                    Proved   Total             Proved plus

                                 Producing  Proved  Probable      Probable

---------------------------------------------------------------------------

Dec. 31, 2005                         80.2    94.6      29.5         124.1

Capital Additions (1)                  5.1     7.4       4.8          12.2

Improved Recovery (2)                  2.3     4.7       2.1           6.9

Technical Revisions                    2.8    (0.4)     (0.8)         (1.2)

Acquisitions                           9.1    17.5       7.5          25.0

Dispositions                             0       0         0             0

Economic Factors                         0     0.1         0           0.1

Production                           (11.2)  (11.2)        0         (11.2)

---------------------------------------------------------------------------

Dec. 31, 2006                         88.3   112.7      43.1         155.8

---------------------------------------------------------------------------

Columns may not add due to rounding.

(1) Capital additions include exploration discoveries and drilling extensions.

(2) Improved recovery includes infill drilling and improved recovery.

Reserves and Future Net Revenues

The following tables provide reserves data and a breakdown of reserves on a

Company Interest, Gross and Net basis and the net present value of future net revenues using consultant's average pricing.

---------------------------------------------------------------------------

                                                 Reserves

---------------------------------------------------------------------------

              Light and Medium Crude Oil (mbbls)          Heavy Oil (mbbls)

---------------------------------------------------------------------------

Reserves       Company                           Company

 Category     Interest    Gross      Net        Interest    Gross      Net

---------------------------------------------------------------------------

Proved

 Developed

  Producing     23,074   21,761   20,011           2,779    2,772    2,546

 Developed

  Non-Producing  2,012    2,008    1,806              33       32       30

 Undeveloped     8,170    8,169    7,158               0        0        0

Total Proved    33,256   31,939   28,975           2,811    2,804    2,576

Probable        12,246   11,968   10,608             904      902      793

---------------------------------------------------------------------------

Total Proved

 plus Probable  45,502   43,907   39,583           3,715    3,706    3,370

---------------------------------------------------------------------------

Columns may not add due to rounding.

---------------------------------------------------------------------------

                                                 Reserves

---------------------------------------------------------------------------

                     Natural Gas (bcf)          Natural Gas Liquids (mbbls)

---------------------------------------------------------------------------

Reserves       Company                           Company

 Category     Interest    Gross      Net        Interest    Gross      Net

---------------------------------------------------------------------------

Proved

 Developed

  Producing      437.5    426.2    349.7          10,589   10,351    7,494

 Developed

  Non-Producing   29.6     29.5     23.6             650      649      443

 Undeveloped      73.0     73.0     58.7           1,742    1,742    1,215

Total Proved     540.1    528.7    432.0          12,980   12,742    9,152

Probable         212.4    209.9    169.8           4,877    4,826    3,398

---------------------------------------------------------------------------

Total Proved

 plus Probable   752.5    738.6    601.8          17,857   17,568   12,551

---------------------------------------------------------------------------

Columns may not add due to rounding.

---------------------------------------------------------------------------

                                                              TOTAL (mmBOE)

---------------------------------------------------------------------------

Reserves Category                       Company Interest    Gross      Net

---------------------------------------------------------------------------

Proved

 Developed Producing                               109.4    105.9     88.3

 Developed Non-Producing                             7.6      7.6      6.2

 Undeveloped                                        22.1     22.1     18.2

Total Proved                                       139.1    135.6    112.7

Probable                                            53.4     52.7     43.1

---------------------------------------------------------------------------

Total Proved plus Probable                         192.5    188.3    155.8

---------------------------------------------------------------------------

Columns may not add due to rounding.

---------------------------------------------------------------------------

                      NET PRESENT VALUES OF FUTURE NET REVENUE ($ MILLIONS)

---------------------------------------------------------------------------

                                         Before Future Income Tax Expenses

                                                          Discounted at (%)

---------------------------------------------------------------------------

Reserves Category                    0%       5%      10%      15%      20%

---------------------------------------------------------------------------

Proved

 Developed Producing           3,112.4  2,280.5  1,824.7  1,538.0  1,340.3

 Developed Non-Producing         228.6    160.5    124.0    101.4     86.1

 Undeveloped                     566.1    336.8    218.1    147.8    102.4

---------------------------------------------------------------------------

Total Proved                   3,907.2  2,777.7  2,166.8  1,787.2  1,528.8

Total Probable                 1,768.3    951.7    612.8    437.6    333.1

---------------------------------------------------------------------------

Total Proved plus Probable     5,675.5  3,729.4  2,779.6  2,224.8  1,861.9

---------------------------------------------------------------------------

---------------------------------------------------------------------------

                                          After Future Income Tax Expenses

                                                      Discounted at (%) (1)

---------------------------------------------------------------------------

                                     0%       5%      10%      15%      20%

---------------------------------------------------------------------------

Proved Developed Producing     3,112.3  2,280.3  1,824.7  1,537.0  1,340.3

Developed Non-Producing          216.9    152.0    117.4     96.0     81.2

Undeveloped                      509.6    294.1    183.9    120.3     78.3

---------------------------------------------------------------------------

Total Proved                   3,838.8  2,726.5  2,126.0  1,753.3  1,499.8

Total Probable                 1,673.5    892.8    571.8    406.7    308.6

---------------------------------------------------------------------------

Total Proved plus Probable     5,512.3  3,619.3  2,697.8  2,160.1  1,808.4

---------------------------------------------------------------------------

Columns may not add due to rounding.

(1) Taxes have been calculated on cash flows associated with the U.S.

    operations only. Future revenues after tax expense do not reflect the

    October 31 Proposals (see "Taxation of the Trust").

Daily Production Volumes

---------------------------------------------------------------------------

                                                   2006   2005   Change (%)

---------------------------------------------------------------------------

Natural gas (mmcf/day)                            166.0  178.2          (7)

Crude oil (bbls/day)                              7,816  6,861          14

Natural gas liquids (bbls/day)                    3,835  3,797           1

---------------------------------------------------------------------------

Total BOE/day                                    39,321 40,351          (3)

---------------------------------------------------------------------------

Gross overriding royalty volumes included

 above (BOE/day)                                  1,173  1,338         (12)

---------------------------------------------------------------------------

All production information is reported before the deduction of Crown and freehold royalties.

The 3% decrease in daily average production year-over-year was due to regulatory change impacting the Nisku waterflood project at Crossfield,

the major turndown at the Crossfield plant in the third quarter and natural decline. Volumes from the third quarter U.S. asset acquisition and incremental volumes from capital expenditures partially offset the decrease.

PrimeWest expects production for 2007 to be 39,000 - 40,000 BOE/day.

Commodity Prices

---------------------------------------------------------------------------

Average Benchmark Prices                           2006    2005  Change (%)

---------------------------------------------------------------------------

Natural Gas

 NYMEX (US$/mcf)                                $  7.26 $  8.55        (15)

 AECO (C$/mcf)                                  $  6.99 $  8.48        (18)

Crude Oil - West Texas Intermediate (US$/bbl)   $ 66.22 $ 56.56         17

---------------------------------------------------------------------------

---------------------------------------------------------------------------

Average Realized Sales Prices (1) (C$)             2006    2005  Change (%)

---------------------------------------------------------------------------

Natural gas ($/mcf) (1) (2)                     $  7.09 $  8.75        (19)

Crude oil ($/bbl) (1)                           $ 62.42 $ 58.48          7

Natural gas liquids ($/bbl)                     $ 59.09 $ 55.92          6

---------------------------------------------------------------------------

Total ($/BOE)                                   $ 48.09 $ 53.82        (11)

---------------------------------------------------------------------------

(1)   Excludes realized derivative gains/(losses)

(2)   Excludes sulphur.

/T/

During 2006 PrimeWest realized an average sales price of $48.09 per BOE, for its oil and gas production. The average sales price in 2006 was 11% lower than 2005 due to lower natural gas prices that were partially offset by higher crude oil and natural gas liquids prices.

The prices realized by PrimeWest at the wellhead or plant gate are affected by benchmark oil and gas prices traded in the New York Mercantile Exchange (NYMEX) and by the Canadian and U.S. currency exchange rates. A stronger Canadian dollar negatively impacts the actual price realized by producers in Canada because the benchmark prices are denominated in U.S. dollars. During 2006 the NYMEX natural gas prices were 15% lower than the 2005 price level, while West Texas Intermediate (WTI) crude oil prices were 17% higher than 2005. The currency exchange rate had a negative impact on the year-over-year price comparison, as the Canadian dollar averaged U.S. $0.88 for 2006 as compared to U.S. $0.83 in 2005.

Crude Oil Prices

Geopolitical instability was a key factor in moving crude oil prices to record highs in 2006. With continued strong worldwide demand, the oil market reacted to many of the world events that unfolded by pushing oil prices higher: the continued violence in Iraq; the fighting between Israel and the Hezbolah in Lebanon; the concerns about the development of nuclear weapons capability in Iran; the North Korean nuclear weapon test; the temporary close down of a Prudhoe Bay pipeline for corrosion repair; the record heat in North America that drove natural gas and distillate consumptions, etc. During the summer, crude oil traded to a record high level of approximately US $77.00/bbl.

In early 2007 prices fell to the U.S. level of $50/bbl as the market became less concerned that the world supply of crude oil would continue to be tight. During the early part of the year, crude oil inventories in North America were higher than historical levels, and the expectation grew stronger for a warmer than normal winter and thus a weaker energy demand. Rumours of hedge funds exiting the energy market added volatility to the price movement. OPEC responded to the price decline by proposing cuts in the production quotas in order to boost prices. OPEC's adherence to the proposed cuts will be an important determining factor for crude oil price movement in 2007. Possible environmental regulations to reduce fossil fuel consumption could have a downward impact on prices.

While light sweet crude oil prices in the U.S. saw significant increases in 2006, the benefits did not flow through entirely to Canadian producers as a result of a stronger Canadian dollar relative to the U.S. currency and a widening of the differentials between the price of light sweet crude oil and those of a heavier grade. As the majority of the new production coming into the markets worldwide is of the heavier quality, the realized price for heavy oil producers will continue to be negatively affected by a wide price differential.

Approximately 32% of PrimeWest's crude oil production is of the medium to slightly heavy grade. These products do not require any diluents blending and attract a better pricing differential than the average heavy crude oil.

Natural Gas Prices

PrimeWest's average realized natural gas price was 19% lower in 2006 than 2005. In 2006 natural gas prices were strongly influenced by a storage overhang that resulted from weak consumptions, reflective of the warmest winter in North America on record. Gas prices started to decline early in 2006 from record high levels at 2005 year-end and reached a low of $4.23/GJ in October. Thereafter, prices recovered some of the early losses due to support from continued high oil prices as well as the arrival of the winter heating season. However, gas prices could continue to be burdened by the high level of inventory balance until colder weather and the resultant increase in gas consumption restores a tighter balance between supply and demand.

Key factors that will influence prices in 2007 include: the impact that colder temperatures during the early part of 2007 will have on gas storage levels; the degree of slowdown in gas drilling activities that will happen in North America in response to softer gas prices and the impact on gas deliverability; the continued growth of natural gas consumption in the electricity sector; and the impact of government regulations and conservation efforts on the supply and demand of gas.

/T/

Sales Revenue

---------------------------------------------------------------------------

                                  Percent of         Percent of

Revenue ($ Millions) (1)     2006      Total    2005      Total  Change (%)

---------------------------------------------------------------------------

Natural gas (2)           $ 429.4         62 $ 568.7         72        (24)

Crude oil                   178.1         26   146.4         18         22

Natural gas liquids          82.7         12    77.5         10          7

---------------------------------------------------------------------------

---------------------------------------------------------------------------

Total                     $ 690.2            $ 792.6

---------------------------------------------------------------------------

(1) Net of transportation expense.

(2) Excludes sulphur.

/T/

PrimeWest's revenues from the sale of commodities for 2006 were $690.2 million compared to $792.6 million in the previous year. Lower realized natural gas prices along with decreases in natural gas sales volumes were the major contributors to the decreased revenue in 2006 partially offset by increases to crude oil prices and production volumes.

If the pricing environment continues to soften in 2007, and the Canadian dollar remains strong, oil and natural gas revenues will be negatively impacted. Since approximately 68% of PrimeWest's production, on an energy equivalent basis, is natural gas, the Trust has greater sensitivity to changes in natural gas prices than crude oil prices.

Financial Derivatives

As part of our risk management strategy PrimeWest uses financial instruments to manage commodity prices. These instruments are commonly referred to as "hedges" PrimeWest did not elect to adopt hedge treatment for accounting purposes. The purpose of the hedging program is to reduce volatility in cash flows and to protect acquisition economics against the unpredictable commodity price environment.

Management entered into fixed price electricity purchase contracts during 2006 to assist in maintaining stable power costs during the year. PrimeWest also entered into a financial swap which converted the interest and principal payments associated with the U.K. Senior Notes into Canadian dollars from pounds sterling. The pounds sterling debt and interest payable are converted to Canadian dollars at the foreign currency exchange rate in effect at the period end date.

The following table provides a breakdown of average commodity prices before and after realized gains or losses on commodity derivatives.

/T/

---------------------------------------------------------------------------

                                           2006       2005       Change (%)

---------------------------------------------------------------------------

Natural gas ($/mcf) (1) (2)                7.46       8.43             (12)

 Without derivatives                       7.09       8.75             (19)

Crude oil ($/bbl) (1)                     62.74      49.05              28

 Without derivatives                      62.42      58.48               7

Natural gas liquids ($bbl)                59.09      55.92               6

---------------------------------------------------------------------------

Total ($/BOE) (1)                         49.73      50.81              (2)

---------------------------------------------------------------------------

 Without derivatives                      48.09      53.82             (11)

---------------------------------------------------------------------------

(1) Includes realized derivatives gains/losses.

(2) Excludes sulphur.

The table below shows the production volumes hedged at December 31, 2006.

---------------------------------------------------------------------------

2007                           Q1         Q2      Q3         Q4  Full Year

---------------------------------------------------------------------------

Crude oil (bbls/day)        5,900      5,300   4,400      4,300      4,975

Natural gas (mmcf/day)         70         56      51         37         54

---------------------------------------------------------------------------

2008                           Q1         Q2      Q3         Q4  Full Year

---------------------------------------------------------------------------

Crude oil (bbls/day)        1,500        500       0          0        500

Natural gas (mmcf/day)         33         14       0          0         12

---------------------------------------------------------------------------

A summary of derivative contracts in place as at December 31, 2006, is available under note 16 to the Consolidated Financial Statements.

The table below provides a summary of net gains and losses on financial derivatives during 2006 and 2005.

                                     Year Ended December 31, 2006

---------------------------------------------------------------------------

                                                           Foreign

($ Millions)                  Oil        Gas Electricity  Exchange   Total

---------------------------------------------------------------------------

Realized gains on

 derivatives               $  0.9     $ 22.7      $  1.7  $    0.2 $  25.5

Unrealized gains on

 derivatives                  8.3       27.3           -       4.7    40.3

---------------------------------------------------------------------------

Total gains on derivatives $  9.2     $ 50.0      $  1.7  $    4.9 $  65.8

---------------------------------------------------------------------------

Realized gain on

 derivatives per BOE       $ 0.06     $ 1.58      $ 0.12  $   0.02 $  1.78

Unrealized gain in

 derivatives per BOE       $ 0.57     $ 1.90      $    -  $   0.33 $  2.80

---------------------------------------------------------------------------

                                     Year Ended December 31, 2005

---------------------------------------------------------------------------

                                                           Foreign

($ Millions)                  Oil        Gas Electricity  Exchange   Total

---------------------------------------------------------------------------

Realized gains/(losses)

 on derivatives           $ (23.6)   $ (20.7)     $   0.8 $      - $ (43.5)

Unrealized gains/(losses)

 on derivatives               6.6      (18.3)         0.1        -   (11.6)

---------------------------------------------------------------------------

Total gains/(losses) on

 derivatives              $ (17.0)   $ (39.0)     $   0.9 $      - $ (55.1)

---------------------------------------------------------------------------

Realized gain/(loss) on

 derivatives per BOE      $ (1.60)   $ (1.41)     $  0.06 $      - $ (2.95)

---------------------------------------------------------------------------

Unrealized gain/(loss)

 on derivatives per BOE   $  0.45    $ (1.24)     $  0.01 $      - $ (0.78)

---------------------------------------------------------------------------

/T/

Royalties

PrimeWest pays Crown, freehold and overriding royalties to the owners of mineral rights with whom PrimeWest holds leases. These royalties vary for each property and product. The Crown royalty system is based on a sliding scale structure that increases the royalty rates as commodity prices rise. Because of the sliding scale Crown royalty system, future changes to commodity prices will result in changes to royalty rates and expenses. In certain situations, the Crown grants royalty "holidays" which eliminate royalties on specific wells.

/T/

---------------------------------------------------------------------------

($ Millions, except per BOE)             2006         2005       Change (%)

---------------------------------------------------------------------------

Royalty expense                       $ 144.8      $ 172.8             (16)

 Per BOE                              $ 10.09      $ 11.73             (14)

Royalties as a percentage of sales

 revenue                                   21%          22%

---------------------------------------------------------------------------

/T/

Royalty expenses as a percentage of sales have decreased when compared to the previous year due to the decline in natural gas prices.

/T/

Operating Expense

---------------------------------------------------------------------------

($ Millions, except per BOE)             2006         2005       Change (%)

---------------------------------------------------------------------------

Operating expense                     $ 138.9      $ 117.8              18

Realized gains on electricity

 derivative contracts                 $  (1.7)     $  (0.8)            112

                                      $ 137.2      $ 117.0              17

---------------------------------------------------------------------------

Per BOE without electricity

 derivative                           $  9.68      $  8.00              21

Per BOE with electricity derivative   $  9.56      $  7.94              20

---------------------------------------------------------------------------

/T/

2006 operating expense totalled $138.9 million, an increase of 18% from 2005. On a per BOE basis, 2006 operating expense increased by 21% compared to 2005. The increase in operating expense and operating expense per BOE is partially due to the acquisition of the U.S. assets in July 2006. Operating expense for the U.S. assets was $7.3 million for the year. The effects of inflationary pressure on the price of industry related goods and services also contributed to the increase in operating expense and operating expense per BOE.

/T/

Operating Margin

---------------------------------------------------------------------------

($ per BOE)                              2006         2005       Change (%)

---------------------------------------------------------------------------

Revenues                             $  48.99     $  54.71             (10)

Transportation expense                  (0.52)       (0.49)              6

Royalties                              (10.09)      (11.73)            (14)

Operating expense                       (9.68)       (8.00)             21

---------------------------------------------------------------------------

Operating margin before realized

 derivative gains/(losses)           $  28.70     $  34.49             (17)

---------------------------------------------------------------------------

Realized derivative gain/loss        $   1.78     $  (2.95)

---------------------------------------------------------------------------

Operating margin after realized

 derivative gain/(losses)            $  30.48     $  31.54              (3)

---------------------------------------------------------------------------

/T/

Operating margin per BOE decreased by 3% from 2005 primarily due to lower realized natural gas prices and higher operating expenses, partially offset by higher realized oil and natural gas liquids prices, increases to realized derivative gains and lower royalties. Operating margin measures the level of cash flow per BOE at the field level and before head office expenses and financing charges.

/T/

G&A Expense

---------------------------------------------------------------------------

($ Millions, except per BOE amounts)     2006         2005       Change (%)

---------------------------------------------------------------------------

G&A expense                            $ 30.4       $ 28.3               7

 per BOE                               $ 2.12       $ 1.93              10

---------------------------------------------------------------------------

/T/

G&A expense increased by 7% in 2006 from 2005 primarily due to increased employee costs and costs related to the U.S. operations. The increases were partially offset by overhead recoveries resulting from increases to capital expenditures and operating expense.

Included in G&A expense is $4.4 million relating to the Unit Appreciation Rights (UARs), granted under the LTIP. UARs in the Trust are similar to stock options in a corporation. The program rewards employees based on total Unitholder return, which is comprised of cumulative distributions on a reinvested basis plus growth in Unit price. No benefit accrues to the UARs until the Unitholders have first achieved a 5% total annual return from the time of grant. PrimeWest continues to pay for the exercise of UARs in Trust Units. Also included in G&A expense is $1.4 million related to the Special Employee Retention Plan (SERP). See note 17 to the Consolidated Financial Statements.

/T/

Interest Expense

---------------------------------------------------------------------------

($ Millions, except per BOE amounts)     2006        2005        Change (%)

---------------------------------------------------------------------------

Interest expense                      $  34.7     $  28.3               23

Period end net debt level             $ 820.8     $ 323.7              154

Debt per Trust Unit                   $  9.74     $  3.97              145

---------------------------------------------------------------------------

Average cost of debt                      5.7%        5.2%              10%

---------------------------------------------------------------------------

/T/

Interest expense, representing interest on the bank Credit Facility, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures, increased to $34.7 million in 2006 from $28.3 million in 2005 due to a higher average cost of debt and higher average debt balances in 2006 compared to 2005.

The increase in the average debt balance resulted mainly from additional borrowing against the Credit Facility to finance the U.S. asset acquisition which occurred in the third quarter of 2006.

The average cost of debt increased in 2006 compared to 2005 due to an increase in banker's acceptance rates which are the basis for calculating interest on the Canadian portion of the Credit Facility. The draw down under the U.S. portion of the Credit Facility that bears interest at the London Inter Bank Offer Rate (LIBOR), which is higher than the Canadian rate, also increased the average cost of debt in 2006.

Foreign Exchange

The foreign exchange gain of $13.5 million resulted mainly from the translation of the U.S. dollar-denominated Secured Notes and U.K. pound-denominated Secured Notes and related interest payable into Canadian dollars.

/T/

Depletion, Depreciation and Amortization (DD&A)

---------------------------------------------------------------------------

($ Millions, except per BOE amounts)               2006    2005  Change (%)

---------------------------------------------------------------------------

Depletion, depreciation and amortization        $ 235.0 $ 230.2          2

 Per BOE                                        $ 16.37 $ 15.63          5

---------------------------------------------------------------------------

/T/

The 2006 DD&A rate of $16.37/BOE is 5% higher than the 2005 rate of $15.63/BOE. The DD&A rate will fluctuate from one year to the next depending on the amount and type of capital spending and the amount of reserves added. Expenditures on maintenance capital, land and seismic do not contribute to reserve additions and may cause the DD&A rate to increase.

Gain on Sale of Marketable Securities

PrimeWest sold its 8% ownership in the Viking Energy Royalty Trust (formerly Calpine Natural Gas Trust Units) in 2005 for net proceeds of $94.5 million, resulting in a gain of $27.1 million.

Site Reclamation and Restoration Reserve

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.50/BOE produced for 2006 and 2005). The cash amount contributed, including interest earned, was $7.3 million in 2006 (2005 - $7.6 million). Actual costs of site restoration and reclamation totaling $14.3 million were paid out of this cash reserve for the year ended December 31, 2006, (2005 - $8.7 million). As at December 31, 2006, the site reclamation fund had a balance of $2.2 million (2005 - $9.2 million). Future site restoration and reclamation expenditures will be funded from the cash reserve and if required out of cash flow from operating activities.

Asset Retirement Obligation

PrimeWest recognizes the fair value of asset retirement costs relating to its petroleum and natural gas properties when a reasonable estimate of the fair value can be made (See note 9 to the consolidated financial statements). These liabilities will be settled based on the expected life of the underlying assets. These liabilities are subsequently adjusted for the passage of time (accretion) and revisions in either timing or changes to the underlying liability. PrimeWest had a significant increase in the asset retirement obligation in 2006 which is mainly the result of a review of actual costs incurred to reclaim wells and to a new directive by the Alberta Energy and Utilities Board relating to the remediation of facilities. An additional liability of approximately $38 million was capitalized to the related asset and will be amortized to earnings over time.

Net Asset Value

Net asset value (NAV) measures the net worth of PrimeWest by subtracting the value of debt from the estimated economic value of its underlying assets - primarily crude oil, natural gas and natural gas liquids reserves. The value placed on these reserves is the pre-tax present value of future net cash flows, discounted at 10%, as independently assessed by GLJ as at January 1, 2007. The present value of reserves reflects provisions for royalties, operating costs, future capital costs and site reclamation and restoration costs, but is prior to deductions for Canadian income taxes, interest expense and G&A expense.

This calculation is a "snapshot" in time and is heavily dependent upon future commodity price expectations when the "snapshot" is taken. Accordingly, the NAV as at January 1, 2007, may not reflect fairly the equity market trading value of PrimeWest. It is also significant to note that NAV declines as reserves are produced and net operating cash flow is distributed to Unitholders. Value is delivered to Unitholders through such monthly distributions.

/T/

---------------------------------------------------------------------------

As at December 31 ($ Millions,         2006 Consultants'  2005 Consultants'

 except per Trust Unit amounts)                 Average            Average

---------------------------------------------------------------------------

Assets

Canada

 Present value of future net cash

  flow discounted at 10% (1) (2) (4)          $ 2,448.0          $ 2,684.0

U.S.

 Present value of future net cash

  flow discounted at 10% (1) (4)                  331.6                  -

 Present value of future income

  taxes discounted at 10%                         (84.2)                 -

Mark-to-market value of hedging contracts          28.8              (11.5)

Fair value of unproved lands                      130.3              151.3

Reclamation fund                                    2.2                9.2

---------------------------------------------------------------------------

                                              $ 2,856.7          $ 2,833.0

Liabilities

 Debt and working capital (3)                 $  (781.9)         $  (267.9)

---------------------------------------------------------------------------

 Net asset value                              $ 2,074.8          $ 2,565.1

---------------------------------------------------------------------------

 Outstanding Trust Units - millions, diluted       85.8               83.7

 Net asset value per Trust Unit               $   24.18          $   30.64

---------------------------------------------------------------------------

(1) Company Interest Proved plus Probable reserves.

(2) Estimated future cash flow does not include the proposed federal tax on

    Canadian trust income, which if implemented, becomes effective in 2011 and is estimated to have a negative impact of approximately $1.50 /unit on the present value of PrimeWest's cash flow discounted at 10%

    per annum.

(3) Debt excludes Debentures.

(4) Refer to Summary of Oil and Natural Gas Reserves and Net Present Values

    of Future Net Revenues table under the section Disclosure of Oil and

    Natural Gas Reserves.

---------------------------------------------------------------------------

                                       2006 Consultants'  2005 Consultants'

Price Assumptions                               Average            Average

---------------------------------------------------------------------------

Edmonton Par Oil - C$/bbl

 2006                                            $    -            $ 67.64

 2007                                             71.72              66.40

 2008                                             71.64              60.89

 2009                                             67.90              56.83

 2010                                             65.39              54.25

 2011                                             63.53                  -

Spot Gas at AECO-C - C$/mcf

 2006                                            $    -            $ 10.93

 2007                                              7.38               9.88

 2008                                              7.83               8.48

 2009                                              7.77               7.59

 2010                                              7.75               7.23

 2011                                              7.90                  -

---------------------------------------------------------------------------

/T/

The NAV calculation is based on the above reference prices as of December 31, 2006 and 2005 and is highly sensitive to changes in price forecasts over time as well as in the exchange rate. In addition, the year-over-year change is impacted by the cash distributions made throughout the year, which totalled $305.8 million or $3.75 per Trust Unit in 2006. Also, the NAV calculation assumes a "blow down" scenario whereby existing reserves are produced without being replaced by acquisitions and development. A major cornerstone of PrimeWest's strategy is to replace reserves through accretive acquisitions and capital development.

/T/

Income and Capital Taxes

---------------------------------------------------------------------------

($ Millions)                                       2006     2005 Change (%)

---------------------------------------------------------------------------

Income and capital taxes                        $   1.5    $ 2.8       (46)

Future income tax recovery                        (49.4)   (14.8)      233

---------------------------------------------------------------------------

Total                                           $ (47.9) $ (12.0)      299

---------------------------------------------------------------------------

The increase in the future income tax recovery is mainly due to the reduction in federal statutory tax rates that were substantially enacted in the second quarter of 2006.

Net Income

---------------------------------------------------------------------------

($ Millions)                                       2006     2005 Change (%)

---------------------------------------------------------------------------

Net income                                      $ 208.3  $ 207.5         -

---------------------------------------------------------------------------

/T/

Cash flow from operations, as opposed to net income, is the primary measure of performance for an energy trust. The generation of cash flow is critical to the ability of an energy trust to continue to sustain the monthly distribution of cash to Unitholders.

Conversely, net income is a measure impacted by both cash and non-cash items. The largest non-cash items impacting PrimeWest's net income are the unrealized gains or losses on derivatives, foreign exchange gains or losses, DD&A and future income taxes.

Net income of $208.3 million in 2006 was relatively flat compared to 2005 net income of $207.5 million. Lower oil and gas revenues, primarily due to lower realized commodity prices, higher operating expenses and foreign exchange losses had a negative impact on net income. These were offset by lower royalties, increased realized and unrealized gains on derivatives and increases to future income tax recoveries.

/T/

Liquidity and Capital Resources

---------------------------------------------------------------------------

($ Millions)                                    2006        2005 Change (%)

---------------------------------------------------------------------------

Long-term debt                               $ 619.4     $ 354.2        75

Working capital deficit(surplus) (1)           201.4       (30.5)

---------------------------------------------------------------------------

Net debt                                       820.8       323.7       154

Market value of Trust Units and Exchangeable

 Shares outstanding (2) (3)                  1,805.9     2,884.7       (37)

---------------------------------------------------------------------------

Total capitalization                       $ 2,626.7   $ 3,208.4       (18)

---------------------------------------------------------------------------

Net debt as a percentage of total

 capitalization                                   31%         10%

---------------------------------------------------------------------------

(1) Working capital/surplus excludes financial derivative assets and liabilities and current future income tax assets and liabilities.

(2) Based on December 31, 2006 Trust Unit closing price of $21.50 and

    Exchangeable Share ratio of 0.63765:1.

(3) Excludes the Debentures.

/T/

Long-term debt is comprised of the Credit Facility, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures of $477.4 million, $145.7 million, $143.8 million and $38.9 million respectively. $36.4 million relating to the U.S. Secured Notes and $150 million relating to a bridge facility that formed part of the Credit Facility are included in working capital as a current portion of long-term debt. In addition to amounts outstanding under the Credit Facility, PrimeWest has outstanding letters of credit in the amount of $6.8 million (2005 - $6.6 million).

The indebtedness under the Credit Facility, the U.S. Secured Notes and the U.K. Secured Notes is supported by a borrowing base of $750 million and is comprised of revolving facilities under the Canadian portion of the Credit Facility having a capacity of $220.5 million, the U.S. portion of the Credit Facility having a capacity of Cdn $255.0 million, the U.S. Secured Notes valued at $143.8 million based on a U.S. dollar exchange rate of U.S. $0.87 and the U.K. Secured Notes valued at Cdn $130.7 million. PrimeWest also had a $150 million bridge facility under the Canadian portion of the Credit Facility, which expired upon repayment in January 2007.

As a result of the U.S. asset acquisition during the third quarter of 2006, PrimeWest drew advances under the U.S. portion of the Credit Facility in U.S. dollars in the form of LIBOR loans that bear interest at LIBOR plus a margin based on PrimeWest's debt to EBITDA ratio. PrimeWest will continue to fund its ongoing operations in Canada with advances from the Canadian portion of the Credit Facility utilizing Banker Acceptances (BA) that bear interest at the BA rate plus a stamping fee determined in the same manner as the LIBOR margin.

On June 15, 2006, PrimeWest replaced a portion of the Credit Facility with U.K. Secured Notes in the amount of Pounds Sterling 63 million, which bears interest at 5.76% per annum. PrimeWest entered into a currency swap transaction to fix the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively. As a result of the swap, the U.K. Secured Notes bear interest at an effective rate of 5.93% per annum with interest payable semi-annually on June 14 and December 14 of each year. The U.K. Secured Notes have a final maturity of June 14, 2016. PrimeWest has not used hedge accounting and therefore the U.K. Secured Notes and related interest payable were translated into Canadian dollars at the foreign currency exchange rate in effect at the period end date.

PrimeWest has $24.0 and $14.9 million outstanding related to the Series I and Series II Debentures respectively. For additional disclosure on the Debentures see Note 8 to the Consolidated Financial Statements.

On January 11, 2007, PrimeWest issued $200 million of Series III five-year convertible unsecured subordinated debentures. The Series III debentures bear interest at 6.5% per annum, payable semi-annually and are convertible at $26.25 per Trust Unit.

Unitholders' Equity

The Trust had 83,256,610 Trust Units outstanding at December 31, 2006, compared to 79,666,352 Trust Units at the end of 2005. In addition, there were 1,161,864 Exchangeable Shares (see below) outstanding at year-end, exchangeable into a total of 740,863 Trust Units. The weighted average number of Trust Units, including those issueable by the exchange of Exchangeable Shares, was 82,270,315 Trust Units for the twelve month period ended December 31, 2006, compared to 75,808,919 in 2005.

During 2006 PrimeWest issued 599,950 Trust units for proceeds of $20.3 million pursuant to an "at the market offering" through the facilities of the NYSE under a shelf prospectus issued on May 12, 2006 with a prospectus supplement filed July 28, 2006.

During the year, 366,033 Trust Units were issued to employees pursuant to the LTIP (2005 - 487,421).

During 2006 PrimeWest issued 476,523 Trust Units under the DRIP for $14.4 million (2005 - 262,347 Trust Units, $7.9 million), 943,150 Trust Units for $28.3 million pursuant to the PREP (2005 - 932,142 Trust Units, $27.4 million) and 440,457 Trust Units for $13.4 million pursuant to the OTUPP (2005 -704,806 Trust Units, $20.4 million).

On January 11, 2007, PrimeWest issued 6,420,000 Trust Units at $23.35 per Trust Unit for gross proceeds of $149.9 million.

The DRIP gives Canadian and U.S. Unitholders the opportunity to reinvest their monthly distributions at a 5% discount to the volume-weighted average market price of the Trust Units. As an alternative to the DRIP component of the Plan, the PREP allows eligible Canadian Unitholders to elect to receive a premium cash distribution of up to 102% of the cash that the Unitholder would otherwise have received on the distribution date, subject to proration in certain events. The OTUPP gives Canadian Unitholders an opportunity to purchase additional Trust Units directly from PrimeWest at the same 5% discount. The DRIP and PREP components are mutually exclusive. Participation in the OTUPP requires enrolment in either the DRIP or PREP.

These plan components benefit Unitholders by offering alternatives to maximize their investment in PrimeWest, while providing the Trust with an inexpensive method of raising additional capital. The Trust expects interest in these plans in 2007 to be similar to 2006. Proceeds from these plans are used for the repayment of debt under the Credit Facility and to help fund ongoing capital development programs.

For additional information or to join these plans, contact the Plan Agent for the DRIP, OTUPP and PREP, Computershare Trust Company of Canada, at 1-800-564-6253, or visit PrimeWest's website at www.primewestenergy.com.

Exchangeable Shares

Exchangeable Shares were issued in connection with certain acquisitions and as part of PrimeWest's management internalization transaction. Exchangeable Shares continue to be issued to certain Executive Officers pursuant to the SERP instituted as part of the management internalization transaction.

In 2006, 94,340 (2005 - 94,340) Exchangeable Shares were issued pursuant to the SERP. See Note 17 to the Consolidated Financial Statements.

The Exchangeable Shares do not receive cash distributions. In lieu of receiving cash distributions, the number of Trust Units that the exchangeable shareholder will receive upon exchange increases each month based on the distribution amount divided by the market price of the Trust Units on the 15th day of that month.

At December 31, 2006, there were 1,161,864 Exchangeable Shares outstanding. The exchange ratio was 0.63765:1 Trust Units for each Exchangeable Share at year end.

For purposes of calculating basic per Trust Unit amounts, it is assumed that the Exchangeable Shares have been exchanged into Trust Units at the current exchange ratio.

Cash Distributions

Cash distributions to Unitholders are at the discretion of the Board of Directors and can fluctuate depending on the funds flow generated from operations and other factors. The cash available for distribution is dependent upon many factors including; commodity prices, production levels, debt levels, capital spending requirements, and factors in the overall industry environment.

The Board of Directors targets a long-term distribution payout ratio that is a percentage of funds flow from operations. However, the actual distribution payout ratio may vary from such targets due to fluctuations in commodity prices and their impact on cash flow forecasts, as well as other factors. The current distribution payout ratio is targeted to be approximately 70-90% of annual funds flow from operations. In 2006 cash distributions totalled $305.8 million, or $3.75 per Trust Unit representing a payout ratio of approximately 84% of funds flow from operations, compared to $276.6 million, or $3.66 per Trust Unit (68% payout ratio) in the previous year. Further, the October 31 Proposals discussed under Taxation of the Trust, have created additional uncertainty with respect to the payout ratio. At this time, PrimeWest is unable to predict what payout ratio it will be able to maintain in the future.

Distribution payments to U.S. Unitholders are subject to a 15% Canadian withholding tax, which is deducted from the distribution amount prior to deposit into accounts.

/T/

Cash Flow Sensitivities

---------------------------------------------------------------------------

                                              Increase to Annual Cash Flow

                                                           $/Trust Unit (1)

---------------------------------------------------------------------------

Crude oil price (US$1.00/bbl WTI increase)                          $ 0.05

Natural gas price ($0.10/mcf increase)                                0.06

Exchange rate (US$0.01 decrease)                                      0.08

Short-term interest rate (1% decrease)                                0.02

Production (1,000 BOE/day increase)                                   0.15

---------------------------------------------------------------------------

(1) Without the effect of hedging and assuming no change in operating costs and royalty costs.

/T/

The figures in the above table are provided for directional information only. Should changes to the commodity price, interest rate, exchange rate or production levels noted above take place, it should not be assumed that a corresponding change would be made to the distribution level.

Contractual Obligations

PrimeWest enters into many contractual obligations as part of conducting day-to-day business. Material contractual obligations include debt obligations, interest payments on long-term debt, office lease rental commitments that run from 2006 through 2024 and various pipeline transportation commitments that run through 2010. The details of the timing of these contractual obligations are included in the following table.

/T/

---------------------------------------------------------------------------

As at December 31, 2006        Less than 1       1-3     4-5   More than 5

 ($ Millions)           Total         Year     Years   Years         Years

---------------------------------------------------------------------------

Long-term debt

 obligations            766.9        186.4     400.3    36.4         143.8

Debentures               38.4            -      23.7       -          14.7

Interest (1)            101.0         16.4      27.8    19.5          37.3

Office lease rental

 obligations             84.5          3.9       4.9     9.6          66.1

Pipeline transportation

 obligations              6.2          5.0       1.0     0.2             -

---------------------------------------------------------------------------

Total contractual

 obligations            997.0        211.7     457.7    65.7         261.9

---------------------------------------------------------------------------

(1) Includes interest on the U.S. Secured Notes, U.K. Secured Notes and the

    Debentures assuming foreign exchange rates in effect at December 31,

    2006.

/T/

As part of PrimeWest's 2002 internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers pursuant to the SERP. On November 6, 2004, 2005, and 2006, 94,340 Exchangeable Shares were issued to those officers. An additional 94,340 shares will be issued on November 6, 2007. For the 12 months ended December 31, 2006, $1.4 million was recorded in G&A expense related to the SERP.

/T/

Summary of Fourth Quarter Results

                                             Three Months Ended

---------------------------------------------------------------------------

Financial ($ Millions, except

 per BOE (1) and per Trust Unit

 amounts)                       Dec 31, 2006   Sep 30, 2006   Dec 31, 2005

---------------------------------------------------------------------------

Gross revenue                          173.6          176.0          256.4

  per BOE                              45.59          47.37          69.21

Realized derivative gains/losses        12.7            8.5          (20.5)

  Per BOE                               3.34           2.28          (5.53)

Funds flow from operations              84.6           91.4          128.6

 per BOE                               22.23          24.60          34.71

 per Trust Unit - basic (2)             1.01           1.11           1.61

 per Trust Unit - diluted (3)           1.00           1.09           1.56

Royalty expense                         33.7           34.5           55.9

 per BOE                                8.86           9.29          15.08

Operating expense                       39.6           35.4           33.6

 per BOE                               10.40           9.53           9.07

General and administrative

 expense (G&A)                           8.6            6.5            8.1

  per BOE                               2.27           1.76           2.21

Interest expense (4)                    13.0           11.9            5.5

 per BOE                                3.42           3.20           1.48

Distributions to Unitholders            62.3           74.0           76.2

 per Trust Unit (5)                     0.75           0.90           0.96

Net debt (6)                           820.8          772.4          323.7

 per Trust Unit (7)                     9.74           9.16           3.97

Payout Ratio                              74%            81%            59%

Capital Expenditures

 Development                            57.2           76.3           41.2

 Acquisition                             0.4          368.8            0.5

 Disposition                            (0.1)          (0.2)         (16.9)

 Corporate                               0.5            0.4            0.8

---------------------------------------------------------------------------

Total capital expenditures          $   58.1       $  445.3       $   25.6

---------------------------------------------------------------------------

                                              Three Months Ended

---------------------------------------------------------------------------

Daily Production Volumes        Dec 31, 2006   Sep 30, 2006   Dec 31, 2005

---------------------------------------------------------------------------

Natural gas (mmcf/day)                 169.9          164.1          176.8

Crude oil (bbls/day)                   8,950          9,106          6,752

Natural gas liquids (bbls/day)         4,127          3,931          4,046

---------------------------------------------------------------------------

Total (BOE/day)                       41,386         40,381         40,269

---------------------------------------------------------------------------

(1) All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil. BOE's may be misleading,

    particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) The basic per Trust Unit calculation includes the weighted average

    Trust Units and Trust Units issueable upon exchange of the

    Exchangeable Shares.

(3) The diluted per Trust Unit calculation includes the weighted average

    Trust Units outstanding, Trust Units issueable upon exchange of the outstanding Exchangeable Shares, the deemed conversion of the

    Debentures and Trust Units issueable pursuant to the LTIP. Interest expense incurred on the Debentures is added back to net income and to cash flow for the diluted per Trust Unit calculation.

(4)  Interest expense includes the interest on the Debentures

(5)  Based on Trust Units outstanding at the record dates for distributions during the period.

(6)  Net debt is long-term debt including Debentures adjusted for working capital, excluding current financial derivatives and future income tax assets and liabilities.

(7)  The net debt per Trust Unit calculation includes outstanding Trust

     Units issueable upon exchange of the outstanding Exchangeable Shares and Trust Units issueable pursuant to the LTIP at the end of the period.

Funds Flow Reconciliation

---------------------------------------------------------------------------

$ Millions

--------------------------- -----------------------------------------------

Third quarter 2006 funds flow from operations                     $   91.4

Volumes                                                                3.4

Commodity prices                                                      (6.0)

Change in realized derivative gain                                     4.2

Operating expenses                                                    (4.2)

Royalties                                                              0.8

Site restoration and reclamation                                      (0.1)

G&A                                                                   (2.0)

Interest                                                              (1.1)

Other                                                                 (1.8)

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Fourth quarter 2006 funds flow from operations                    $   84.6

---------------------------------------------------------------------------

Average Realized Sales Prices

                                          Three Months Ended

---------------------------------------------------------------------------

                                Dec 31, 2006   Sep 30, 2006   Dec 31, 2005

---------------------------------------------------------------------------

Natural gas ($/Mcf) (1)                 6.79           6.20          11.99

Crude oil ($/bbl)(1)                   55.13          69.18          59.78

Natural gas liquids ($/bbl)            52.52          62.50          59.07

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Total ($/BOE) (1)                      45.03          46.86          68.59

---------------------------------------------------------------------------

Realized derivative

 gains/(losses) ($/BOE)                 2.99           2.10          (5.72)

---------------------------------------------------------------------------

Net realized price ($/BOE)             48.02          48.96          62.87

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(1) Excludes sulphur.

/T/

PrimeWest's 2006 fourth quarter funds flow from operations decreased over the prior quarter mainly due to a decrease in the oil and natural gas liquids sales revenues of $15.3 million due to a reduction in realized oil and natural gas liquids prices and to increases in operating expenses. An increase to gas sales revenue of $12.6 million which arises from a $9.3 million price variance and a $3.3 million volume variance, combined with increases to realized derivative gains and decreases to royalties partially offset the decrease.

Fourth quarter 2006 funds flow was 34% lower than the same period in 2005 mainly due to a significant decrease in commodity prices and an increase to operating expenses. An increase to production volumes and realized derivatives gains and decreases to royalty expenses had a positive impact on funds flow. The increase in production volumes is due to additional volumes from acquisitions and capital development which are partially offset by natural decline. The increase in operating expenses from $33.6 million to $39.6 million was mainly due to inflationary cost pressures in the Western Canadian oil and natural gas sector and power costs. The royalty rate as a percentage of revenue decreased from 22% in the fourth quarter of 2005 to 19% in the fourth quarter of 2006 mainly due to the 24% decrease in commodity prices.

Interest expense has increased from $11.9 million in the third quarter of 2006 to $13.0 million in the fourth quarter mainly due to interest charges relating to prior year tax returns. The increase from the fourth quarter 2006 compared to the same period in 2005 is due to increases in the average debt balance and increases to interest rates. The increase in the average debt balance was mainly due to the draw down on the Credit Facility to finance the U.S. asset acquisition in the third quarter of 2006.

Net debt increased from $772.4 million at September 30, 2006, to $820.8 million at December 31, 2006. Approximately $28 million of the increase in net debt is due to the conversion of the U.S. dollar and pounds sterling denominated debt to Canadian dollars at the period end exchange rates. The U.S. dollar to Canadian dollar exchanges rate increased from 1.117 at September 30, 2006, to1.1654 at December 31, 2006. The pounds sterling exchange rate increased from $2.0873 at September 30, 2006, to $2.2825 at December 31, 2006. The increase in the net debt balance from December 31, 2005, to December 31, 2006, was mainly due to the draw down on the Credit Facility to finance the U.S. asset acquisition in the third quarter of 2006.

Capital expenditures including acquisitions were $58.1 million in the fourth quarter of 2006 compared to $445.3 million in the third quarter of 2006. The third quarter included the acquisition of the U.S. assets of $336.7 million and the Caroline properties of $31.9 million. During the fourth quarter of 2006 18 gross well (12.9 net wells) were drilled with a success rate of 94%.

/T/

Quarterly Performance - Selected Measures

--------------------------------------------------------------------------

                                    2006                     2005 (1)

--------------------------------------------------------------------------

($ Millions, except

 Per Trust Unit

 amounts)              Q4     Q3     Q2     Q1     Q4     Q3     Q2     Q1

---------------------------------------------------------------------------

Net revenues (2)    158.4  160.7  134.8  170.1  237.1  101.7  155.3  111.1

Net income            9.6   64.0   65.7   68.8  101.5   27.3   54.7   24.0

Funds flow from

 operations          84.6   91.4   86.8  101.3  128.6  105.1   92.8   78.8

Net income per

 Trust Unit - Basic  0.11   0.78   0.81   0.85   1.27   0.35   0.74   0.34

Net income per

 Trust Unit -

  Diluted            0.11   0.76   0.79   0.83   1.23   0.35   0.72   0.34

Funds flow per

 Trust Unit - Basic  1.01   1.11   1.06   1.25   1.61   1.34   1.26   1.11

Funds flow per

 Trust Unit -

 Diluted             1.00   1.09   1.03   1.22   1.56   1.29   1.18   1.03

---------------------------------------------------------------------------

(1) See note 3 to the Consolidated Financial Statements.

(2) Net revenues equal revenues from the sale of crude oil, natural gas and natural gas liquids less Crown and other royalties plus realized and unrealized gain or loss on derivatives, gain on sale of marketable securities and other income.

/T/

The above table highlights PrimeWest's performance by selected measures for the quarter ended December 31, 2006, and the preceding seven quarters.

Commodity prices, production volumes and royalties impact net revenues. Non-cash items, including the unrealized gain or loss on derivatives and the gain on sale of marketable securities also impact net revenues.

Net income and net income per Trust Unit include both cash and non-cash items. The non-cash items such as DD&A, future income taxes, unrealized foreign exchange gains or losses, and unrealized gains or losses on derivatives will not affect PrimeWest's ability to pay a monthly distribution.

/T/

Annual Performance - Selected Measures

---------------------------------------------------------------------------

($ Millions,

 except Per Trust Unit amounts)                2006       2005        2004

---------------------------------------------------------------------------

Gross revenue                             $   698.5  $   801.2   $   550.1

Net income                                $   208.3  $   207.5   $   105.4

Net income per Trust Unit - Basic         $    2.53  $    2.73   $    1.77

Net income per Trust Unit - Diluted       $    2.52  $    2.66   $    1.77

Funds flow from operations                $   364.1  $   405.4   $   262.2

Funds flow per Trust Unit - Basic         $    4.43  $    5.35   $    4.41

Funds flow per Trust Unit - Diluted       $    4.37  $    4.91   $    4.15

Total assets                              $ 2,588.5  $ 2,131.9   $ 2,240.9

Long-term financial liabilities (1)       $   710.9  $   394.8   $   696.6

---------------------------------------------------------------------------

(1) Includes long-term debt, derivative liabilities and the asset retirement obligation.

/T/

The above table highlights selected performance measures for the years ended December 31, 2006, 2005 and 2004.

The increase in gross revenues net of transportation from $550.1 million in 2004 to $801.2 million in 2005 was largely due to increases in production volumes resulting from the Calpine asset acquisition in the third quarter of 2004 and increases to realized commodity prices over the period. The decrease in gross revenue in 2006 to $698.5 million is primarily due to lower natural gas production volumes and lower realized natural gas prices.

Net income increased from 2004 to 2005 due to increases in gross revenues (described above) and realized hedging gains, offset by increases to royalties, operating expense, cash G&A expense and interest expense. Increases to non-cash expenses including DD&A and unrealized losses on derivatives, and reductions to future income tax recoveries have negatively impacted net income during the period. The increases to the operating and cash G&A expenses were due mainly to additional production volumes and staffing requirements resulting from corporate and asset acquisitions. Net income remained relatively flat from 2005 to 2006 as lower oil and gas revenues, and higher operating expenses were offset by lower royalties, increases to realized and unrealized gains on derivatives and increases to future income tax recoveries.

Funds flow from operations increased from $262.2 million in 2004 to $405.4 million in 2005 due to increases in gross revenues (as described above) and realized derivative gains. Increases to royalties, operating expenses and cash G&A expenses, all of which are attributable to the Calpine acquisition, offset the increases to revenues. Funds flow from operations decreased to $364.1 million in 2006 from 2005 due to lower oil and gas revenues resulting from decreases in realized commodity prices and production volumes and increases to operating costs which are mainly due to inflationary pressures on the price of industry related goods and services. Higher G&A costs, increases to interest expense due to higher debt levels and increases to site restoration and reclamation expenditures also reduced funds flow from operations.

Total assets at December 31, 2005, exceeded the balance at December 31, 2004, mainly due to the Calpine asset acquisition. The increase in total assets from 2005 to 2006 was mainly due to the acquisition of the U.S. assets in the third quarter of 2006 and to the 2006 capital development program offset by DD&A.

Long-term financial liabilities decreased from December 31, 2004, to December 31, 2005, due to the conversion of $186.2 million of Debentures into Trust Units and to the repayment of $111.0 million of the Credit Facility. Long-term financial liabilities increased to $710.9 million at December 31, 2006, due to the draw down on the Credit Facility to finance the acquisition of the U.S. assets and to the increase in the asset retirement obligation resulting from a review of actual costs incurred and to a new directive by the Alberta Energy and Utilities Board.

Critical Accounting Estimates

PrimeWest's financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion reviews such accounting policies and is included in this MD&A to aid the reader in assessing the critical accounting policies and practices of the Trust and the likelihood of materially different results being reported. PrimeWest's management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Disclosure of Oil and Natural Gas Reserves

PrimeWest's December 31, 2006, reserves are derived from the GLJ Reserve Report.

Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas liquids, including condensate, and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made).

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves). In accordance with this definition, the level of certainty targeted by the reporting entity should result in at least a 90% probability that the quantities recovered will equal or exceed the estimated Proved reserves.

For Probable reserves, which are by definition less certain to be recovered than Proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. With respect to the consideration of certainty, in order to report reserves as Proved plus Probable, the level of certainty targeted by the reporting entity should result in at least a 50% probability that the quantities recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

The oil and natural gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in PrimeWest's plans. The effect of changes in Proved oil and natural gas reserves on the financial results and position of PrimeWest are described under the heading Full Cost Accounting for Oil and Natural Gas Activities.

In addition to the categorization of its reserves into "Gross" and "Net", as required by NI 51-101, PrimeWest also uses the term "Company Interest' to describe its reserves. Company Interest reserves include working interest and royalties receivable by PrimeWest, with no deduction of royalties payable. PrimeWest reported its reserves on a Company Interest basis prior to the implementation of NI 51-101 and PrimeWest continues to provide this disclosure for comparability purposes.

PrimeWest's disclosure of reserves data and other oil and natural gas information is made in conformity with NI 51-101. There are differences between the requirements under NI 51-101 and those imposed by the SEC, including with respect to the disclosure of Proved Reserves, Probable Reserves and estimated future net cash flows from Reserves.

FULL COST ACCOUNTING FOR OIL AND NATURAL GAS ACTIVITIES

PrimeWest follows Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 16 (AcG-16), "Oil and Gas Accounting - Full Costs." The guideline requires cost centres be tested for recoverability using undiscounted future cash flows from Proved reserves using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre is written down to its fair value. Fair value is estimated using accepted present value techniques that incorporate risks and other uncertainties when determining expected cash flows.

DEPLETION EXPENSE

PrimeWest uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development activities, whether successful or not, are capitalized. The aggregate of net capitalized costs and estimated future development costs less estimated salvage values is amortized using the unit of production method based on estimated Proved oil and natural gas reserves. An increase in estimated Proved oil and natural gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

As part of its financial management strategy, PrimeWest utilizes financial derivatives, including commodity prices hedges, to manage market risk.

The estimation of the fair value of certain financial derivatives requires considerable judgment. The estimation of the fair value of commodity price hedges requires sophisticated financial models that incorporate forward price and volatility and that, when compared with PrimeWest's outstanding hedging contracts, produce cash inflow or outflow variances over the contract period. The estimate of fair value for interest rate and foreign currency hedges is determined primarily through quotes from financial institutions.

ASSET RETIREMENT OBLIGATIONS

The calculation of our asset retirement obligations, requires a significant number of estimates with respect to activities that will occur in many years to come. In arriving at the recorded amount of the asset retirement obligation numerous assumptions are made with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates and timing of settlement. The asset retirement obligation also results in an increase to the carrying cost of capital assets. The obligation accretes to a higher amount with the passage of time as it is determined using discounted present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Trust is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether that loss can reasonably be estimated. When the loss is determined, it is charged to earnings. PrimeWest's management must continually monitor known and potential contingent matters and make appropriate provisions through charges to earnings when warranted by circumstance.

INCOME TAX ACCOUNTING

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

BUSINESS COMBINATIONS

Since inception, PrimeWest has grown considerably through combining with other businesses. PrimeWest uses the purchase method to account for its acquisitions. Under the purchase method, the acquiring company includes the fair value of the assets of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. The valuation of oil and natural gas properties primarily involves placing a value on the oil and natural gas reserves. The valuation of oil and natural gas reserves entails the process described above under Proved, Probable and Proved Plus Probable Oil and Natural Gas Reserves, but also incorporates the use of economic forecasts that estimate future changes in prices and costs. This methodology is also used to value unproved oil and natural gas reserves. The valuation of these reserves, by their nature, is less certain than the valuation of Proved reserves.

GOODWILL

The process of accounting for the purchase of a company, described above, results in recognizing the fair value of the acquired company's assets on the balance sheet of the acquiring company. Any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of a process that is inherently imprecise, the determination of goodwill is also imprecise. In accordance with CICA section 3062, Goodwill and Other Intangible Assets, goodwill is not amortized but assessed periodically for impairment. The process of assessing goodwill for impairment necessarily requires PrimeWest to determine the fair value of its assets and liabilities. Such a process involves considerable judgment.

UNIT BASED COMPENSATION

PrimeWest calculates the fair value of Trust Unit Appreciation Rights issued under its Long-Term Incentive Plan using a binominal lattice option pricing model. The process involves the use of significant estimates and assumptions which may change over time. The values calculated under the option pricing model may not reflect the actual value realized.

Recent Accounting Pronouncements Issued But Not Implemented

The following new or amended standards and guidelines were issued but not implemented by PrimeWest.

FINANCIAL INSTRUMENTS

In May 2005 the CICA issued the Handbook Sections:

- 1530, Comprehensive Income;

- 3855, Financial Instruments - Recognition and Measurement;

- 3861, Financial Instruments - Disclosure and Presentation; and

- 3865, Hedges.

Under the these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are either derivatives or held for trading. Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- Financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

- Certain financial instruments that qualify for hedging accounting.

Section 3855 and 3865 make use of the term "other comprehensive income." Other comprehensive income comprises revenues, expenses, gains, and losses that are excluded from net income. Unrealized gains and losses in respect of qualifying hedging instruments, unrealized foreign exchange gains and losses, and unrealized gains and losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard. Section 3861 addresses the presentation of financial statements and non-financial derivatives, and identifies the information that should be disclosed about them. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The deferred charges which are currently shown as an asset an our balance sheet will be reclassified to deficit with the implementation of the new handbook section. We do not anticipate that there will be any other significant impacts on the consolidated financial statements.

BUSINESS RISKS

PrimeWest's operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and natural gas royalty trust sector and the conventional oil and natural gas exploration and production sector. The Trust's financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors. These factors are discussed below.

COMMODITY PRICE, FOREIGN EXCHANGE AND INTEREST RATE RISK

The two most important factors affecting the level of cash distributions available to Unitholders are the level of production achieved by PrimeWest, and the price received for its products. These prices are influenced in varying degrees by factors outside of the Trust's control. These factors include:

- World market forces, specifically the actions of OPEC and other large crude oil producing countries including Russia, and their implications for the supply of crude oil;

- World and North American economic conditions, which influence the demand for crude oil and natural gas and the level of interest rates set by the governments of Canada and the U.S.;

- Weather conditions that influence the demand for natural gas and heating oil;

- The Canadian/U.S. currency exchange rate, which affects the price received for crude oil, as the price of crude oil is referenced in U.S. dollars;

- Transportation availability and costs; and

- Price differentials between world and North American markets based on transportation costs to major markets and quality of production.

To mitigate these risks, PrimeWest has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors. The results of the hedging program are reviewed against these criteria, with the results actively monitored by the Board.

Beyond the hedging strategy, PrimeWest also mitigates risk by having a diversified marketing portfolio, by transacting with a number of counterparties and by limiting the exposure to any individual counterparty. In 2006 approximately 17% of the Trust's natural gas production was sold to aggregators and 83% into the Alberta short-term or export long-term markets.

The contracts that PrimeWest has with aggregators vary in length. They represent a blend of domestic and U.S. markets and fixed and floating prices designed to provide price diversification to our revenue stream.

The primary objectives of our hedging program are to stabilize cash flow, reducing its volatility, to lock in the economics of major acquisitions and to protect our capital structure when commodity prices cycle downwards, while retaining some exposure to pricing upside. In 2006 PrimeWest recorded a gain/loss of $23.6 million from commodity hedges ($0.28 per Trust Unit), while in 2005 PrimeWest recorded a loss of $44.3 million ($0.54 per Trust Unit).

OPERATIONAL AND OTHER BUSINESS RISKS

PrimeWest is also exposed to a number of risks related to its activities within the oil and natural gas industry that also have an impact on the amount of cash available to Unitholders. These risks and the manner in which PrimeWest seeks to mitigate these risks include, but are not limited to:

/T/

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Risk                                      We Mitigate By

---------------------------------------------------------------------------

Production

Risk associated with the production       Performing regular and proactive

of oil and natural gas - includes         well, facility and pipeline

well operations, processing and           maintenance supported by

the physical delivery of commodities      telemetry, physical inspection

to market.                                and diagnostic tools.

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Commodity Price

Fluctuations in natural gas, crude        Hedging. See Note 17 to the

oil and natural gas liquids prices.       Consolidated Financial

                                          Statements.

---------------------------------------------------------------------------

Transportation

Market risk related to the                Diversifying the transportation

availability of transportation to         systems on which we rely to get

market and potential disruption in        our product to market.

delivery systems.

---------------------------------------------------------------------------

Natural Production Decline

Development risk associated with          Diversifying our capital spending

capital enhancement activities            program over a large number of

undertaken - the risk that capital        projects so that excessive

spending on activities such as drilling,  capital is not risked on any one

well completions, well workovers and      activity. We also have a highly

other capital activities will not result  skilled technical team of

in reserve additions or in added          geologists, geophysicists and

production in quantities sufficient to    engineers working to apply the

replace annual production declines.       latest technology in planning

                                          and executing capital programs.

                                          Capital is spent only after

                                          strict economic criteria for

                                          estimated production and reserve

                                          additions are met.

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Acquisitions

Acquisition risk associated with          Our technical acquisition

acquiring producing properties at         specialists evaluate potential

sufficiently low cost to renew our        corporate or property

inventory of assets.                      acquisitions and identify areas

                                          for value enhancement through

                                          operational efficiencies or

                                          capital investment. All prospects

                                          are subjected to rigorous

                                          economic review against

                                          established acquisition and

                                          economic hurdle rates. In some

                                          cases, we may also hedge

                                          commodity prices to protect the

                                          acquisition economics in the near

                                          term.

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Reserves

Reserve risk in respect of the            Contracting our reserves

quantity and quality of recoverable       evaluation to a reputable third-

reserves estimated versus ultimately      party consultant, GLJ. The

recovered.                                Operations and Reserves

                                          Committee of the Board of

                                          Directors of PrimeWest review

                                          the work and independence of GLJ.

                                          Our strategy is to invest in

                                          mature, longer-life properties

                                          having a higher proved producing

                                          component in which the reserve

                                          risk is generally lower and cash

                                          flows are more stable and

                                          predictable.

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Environmental Health and Safety (EH&S)

Environmental, health and safety risks    Establishing and adhering to

associated with oil and natural gas       strict guidelines for EH&S

properties and facilities.                including training, proper

                                          reporting of incidents,

                                          supervision and awareness.

                                          PrimeWest has active community

                                          involvement in field locations

                                          including regular meetings with

                                          stakeholders in our operational

                                          areas. PrimeWest carries

                                          adequate insurance to cover

                                          property losses, liability and

                                          business interruption. These

                                          risks are reviewed regularly by

                                          the Corporate Governance and

                                          EH&S Committee of the Board of

                                          Directors, which acts as

                                          PrimeWest's Environmental,

                                          Health and Safety Committee.

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Regulation, Tax and Royalties

Changes in government regulations,        Keeping informed of proposed

including reporting requirements,         changes in regulations and laws

income tax laws, operating practices,     to properly respond to and plan

environmental protection requirements     for the effects that these

and royalty rates.                        changes may have on our

                                          operations.

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/T/

Income Taxes - Unitholders - 2006

For the 2006 taxation year, Canadian Unitholders of PrimeWest were paid $3.75 per Trust Unit in distributions. Of this distribution amount, 25% or $0.94 per Trust Unit is deemed a tax-deferred return of capital, and 75% or $2.81 per Trust Unit is taxable to Unitholders as other income (taxed at the same rate as interest income).

For Unitholders resident in the U.S., the taxability of distributions is calculated using U.S. tax rules, which allow for the deduction of Crown royalties and accounting-based depletion. Distributions are taxable as dividends with 82.48% of the 2006 distributions taxable as a "qualified dividend" and the remaining 17.52% treated as a tax-deferred return of capital. A 15% withholding tax applies to distributions paid to U.S. Unitholders. Further details regarding the withholding tax is available on PrimeWest's website at www.primewestenergy.com.

For Canadian and U.S. Unitholders, the tax-deferred return of capital portion reduces the Unitholder's adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units. Unitholders contemplating a disposition may wish to consult the "Unitholder Info" section on PrimeWest's website and use the adjusted cost base calculator.

PrimeWest recommends that all Unitholders contact their tax advisors to discuss tax-related issues.

The proposed changes to the tax treatment of mutual funds trusts which are to be effective beginning 2011 may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

/T/

CONSOLIDATED BALANCE SHEETS

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As at December 31 ($ Millions)                             2006       2005

---------------------------------------------------------------------------

ASSETS

 Current Assets

  Cash and cash equivalents                          $     22.0  $    36.8

  Accounts receivable                                     104.5      125.0

  Derivative assets (note 16)                              23.5          -

  Future income taxes (note 15)                             2.3        3.9

  Prepaid expenses                                         19.6       16.3

  Inventory                                                 0.3        3.5

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                                                          172.2      185.5

Cash reserved for site restoration and reclamation

 (note 10)                                                  2.2        9.2

Other assets and deferred charges (note 7)                  7.4        8.8

Derivative assets (note 16)                                 5.3          -

Property, plant and equipment (note 6)                  2,332.9    1,859.9

Goodwill                                                   68.5       68.5

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                                                     $  2,588.5  $ 2,131.9

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LIABILITIES AND UNITHOLDERS' EQUITY

 Current Liabilities

  Accounts payable and accrued liabilities           $    143.3  $   126.1

  Current portion of long-term debt (note 8)              186.4          -

  Future income taxes (note 15)                             8.7          -

  Derivative liabilities (note 16)                            -       11.3

  Accrued distributions to Unitholders                     18.1       25.0

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                                                          356.5      162.4

Long-term debt (note 8)                                   619.4      354.2

Derivative liabilities (note 16)                              -        0.2

Future income taxes (note 15)                             153.9      214.8

Asset retirement obligation (note 9)                       91.5       40.4

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                                                        1,221.3      772.0

UNITHOLDERS' EQUITY

Net capital contributions (note 11)                  $  2,391.2  $ 2,294.3

Capital issued but not distributed                          2.7        3.6

Convertible Unsecured Subordinated Debentures

 (note 8)                                                   1.2        1.8

Contributed surplus (note 12)                              11.9        8.7

Cumulative translation account                              6.2          -

Deficit (note 20)                                      (1,046.0)    (948.5)

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                                                        1,367.2    1,359.9

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                                                     $  2,588.5  $ 2,131.9

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Commitments and contingencies (note 17)

CONSOLIDATED STATEMENTS OF CASH FLOW

---------------------------------------------------------------------------

For the years ended December 31 ($ Millions)      2006      2005      2004

---------------------------------------------------------------------------

OPERATING ACTIVITIES

Net income for the year                       $  208.3  $  207.5  $  105.4

Add/(deduct) items not involving cash from

 operations:

 Depletion, depreciation and amortization        235.0     230.2     197.3

 Non-cash general and administrative               5.8       5.4       4.1

 Non-cash foreign exchange loss/(gain)            13.5      (4.9)    (11.9)

 Gain on sale of marketable securities

 (note 4)                                            -     (27.2)        -

 Unrealized (gain)/loss on derivatives           (40.3)     11.6      (0.1)

 Future income tax recovery                      (49.4)    (14.8)    (34.3)

 Accretion on asset retirement obligation          3.6       2.5       2.0

 Other non-cash items                              1.9       3.8       4.3

Expenditures on site restoration and

 reclamation                                     (14.3)     (8.7)     (4.6)

---------------------------------------------------------------------------

Funds flow from operations                    $  364.1  $  405.4  $  262.2

Change in non-cash working capital                29.7     (28.0)     11.9

---------------------------------------------------------------------------

                                              $  393.8  $  377.4  $  274.1

---------------------------------------------------------------------------

FINANCING ACTIVITIES

Proceeds from issue of Trust Units

 (net of costs)                               $   33.7  $   20.4  $  441.0

Proceeds from issue of Debentures                    -         -     250.0

Net cash distributions to Unitholders           (264.2)   (241.5)   (159.6)

Increase/(Decrease) in bank credit facilities    314.2    (111.0)    166.0

Increase in Senior Secured Notes                 130.7         -         -

Increase in deferred charges                      (0.7)        -     (10.0)

Change in non-cash working capital                (9.7)      4.2      10.9

---------------------------------------------------------------------------

                                              $  204.0  $ (327.9) $  698.3

---------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures on property, plant and equipment   (264.5)   (192.5)   (129.7)

Acquisition of capital/corporate assets         (369.6)        -    (807.4)

Proceeds on disposal of property, plant and

 equipment                                         3.5      26.0      96.5

Investment in marketable securities (note 4)         -         -     (72.7)

Decrease/(Increase) in cash reserved for

 future site reclamation                           7.0       1.1      (2.1)

Proceeds on disposal of marketable securities        -      94.5         -

Change in non-cash working capital                11.0       3.8      (5.1)

---------------------------------------------------------------------------

                                              $ (612.6) $  (67.1) $ (920.5)

---------------------------------------------------------------------------

(Decrease)/Increase in cash and cash

 equivalents for the year                     $  (14.8) $  (17.6) $   51.9

Cash and cash equivalents, beginning of year      36.8      54.4       2.5

---------------------------------------------------------------------------

Cash and cash equivalents, end of year        $   22.0  $   36.8  $   54.4

---------------------------------------------------------------------------

---------------------------------------------------------------------------

Cash interest paid                            $   28.8  $   23.8  $   15.0

---------------------------------------------------------------------------

Cash taxes paid                               $    2.7  $    5.4  $    3.8

---------------------------------------------------------------------------

Non-cash transactions -- conversion of

 debentures into Trust Units                  $   17.8  $  193.5  $    0.3

---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

---------------------------------------------------------------------------

For the years ended December 31

($ Millions, except per Trust Unit amounts)       2006      2005      2004

---------------------------------------------------------------------------

REVENUES

 Sales of crude oil, natural gas and natural

  gas liquids                                $   698.5  $  801.2  $  550.1

 Crown and other royalties                      (144.8)   (172.8)   (119.8)

 Realized gain/(losses) on derivatives

 (note 16)                                        25.5     (43.5)    (27.4)

 Unrealized (loss)/gain on derivatives

  (note 16)                                       40.3     (11.6)      0.1

 Gain on sale of marketable securities

  (note 4)                                           -      27.2         -

 Other income                                      4.5       4.7       0.6

---------------------------------------------------------------------------

                                             $   624.0  $  605.2  $  403.6

---------------------------------------------------------------------------

EXPENSES

 Operating                                   $   138.9  $  117.8  $   89.7

 Transportation                                    7.5       7.2       8.2

 General and administrative                       30.4      28.3      23.1

 Interest                                         34.7      28.3      20.6

 Depletion, depreciation and amortization

  (note 6)                                       235.0     230.2     197.3

 Accretion of asset retirement obligations

  (note 9)                                         3.6       2.5       2.0

 Foreign exchange loss/(gain) (note 2)            13.5      (4.6)    (11.7)

---------------------------------------------------------------------------

                                             $   463.6  $  409.7  $  329.2

---------------------------------------------------------------------------

Income before taxes for the year                 160.4     195.5      74.4

---------------------------------------------------------------------------

 Income and capital taxes                          1.5       2.8       3.3

 Future income taxes recovery (note 15)          (49.4)    (14.8)    (34.3)

---------------------------------------------------------------------------

                                                 (47.9)    (12.0)    (31.0)

---------------------------------------------------------------------------

Net income for the year                      $   208.3  $  207.5  $  105.4

Deficit, beginning of year                      (948.5)   (879.4)   (555.4)

Adjustment to Unitholder's equity at beginning

of period to adopt:  new oil and gas accounting

standard (note 3)                                    -         -    (233.3)

---------------------------------------------------------------------------

Distributions paid or declared                  (305.8)   (276.6)   (196.1)

---------------------------------------------------------------------------

Adjustment to Unitholder's equity at

 beginning of period to adopt:

  new oil and gas accounting standard (note 3)       -         -    (233.3)

---------------------------------------------------------------------------

Deficit, end of year                         $(1,046.0) $ (948.5) $ (879.4)

---------------------------------------------------------------------------

Net income per Trust Unit (note 11)          $    2.53  $   2.73  $   1.77

Net income per Trust Unit - Diluted

 (note 11)                                   $    2.52  $   2.66  $   1.77

---------------------------------------------------------------------------

/T/

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE EXPRESSED IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)

1. Structure of The Trust

PrimeWest Energy Trust (PrimeWest or the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996, as Amended. The beneficiaries of the Trust are the holders of Trust Units (the Unitholders).

The principal undertaking of the Trust's operating companies, PrimeWest Energy Inc., and PrimeWest Petroleum Inc. is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. One of the Trust's primary assets is a royalty entitling it to receive 99% of the net cash flow generated by the Canadian oil and natural gas interests owned by PrimeWest. The royalty acquired by the Trust effectively transfers substantially all of the economic interest in the Canadian properties to the Trust.

2. Significant Accounting Policies

CONSOLIDATION

These consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries. The Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest.

CASH AND CASH EQUIVALENTS

Short-term investments, with maturities less than three months at the date of acquisition, are considered to be cash equivalents and are recorded at cost, which approximates market value.

FOREIGN CURRENCY TRANSLATION

The Trust has U.S. dollar operations, which are self-sustaining. The self-sustaining operation is translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated using period-end exchange rates with revenues and expenses translated using average rates for the period. Gains and losses arising on the translation of assets and liabilities are included in the cumulative translation account under Unitholders' Equity.

The Trust has U.S. dollar denominated and pounds sterling debt which are translated into Canadian dollars at the period end rate with the resulting foreign exchange gain or loss recorded on the income statement.

INVENTORY

Inventory is measured at the lower of cost and net realizable value.

GOODWILL

Goodwill represents the excess of purchase price over fair value of net assets acquired and liabilities assumed. Goodwill is assessed for impairment at least annually. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

PROPERTY, PLANT AND EQUIPMENT

PrimeWest follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated into either the Canadian or the U.S. cost centre. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital asset are capitalized.

Gains and losses are not recognized on the disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

i) Ceiling test

PrimeWest places a limit on the aggregate cost of capital assets that may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is an impairment test whereby the carrying amount of capitalized assets is compared to the undiscounted cash flows from Proved reserves plus Unproved properties using management's best estimate of future prices. If the asset value exceeds the undiscounted cash flows the impairment is measured as the amount by which the carrying amount of the capitalized asset exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk-free rate.

ii) Depletion, depreciation and amortization (DD&A)

Provision for depletion and depreciation is calculated on the unit-of-production method, based on Proved reserves before royalties. Reserves are estimated by independent petroleum engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content. Depreciation and amortization of head office furniture and equipment is provided for at rates ranging from 10 -30%.

ASSET RETIREMENT OBLIGATION

PrimeWest recognizes the future retirement obligations associated with the retirement of property, plant and equipment. The obligations are initially measured at fair value and subsequently adjusted for accretion of discount and changes in the underlying liability. The asset retirement cost is capitalized to the related asset and amortized to earnings over time.

JOINT VENTURE ACCOUNTING

PrimeWest conducts some of its oil and natural gas production activities through joint ventures, and the accounts reflect only PrimeWest's proportionate interest in such activities.

UNIT-BASED COMPENSATION

PrimeWest accounts for its Unit Appreciation Rights (UARs) issued to employees and the Board of Directors using the fair value method. The fair value of each UAR is estimated on the date of the grant using a binomial lattice options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus.

INCOME TAXES

The Trust is considered an inter-vivo trust for income tax purposes. As such, the Trust is subject to tax on any taxable income that is not allocated to the Unitholders. Periodically, current taxes may be payable by PrimeWest, depending upon the timing of income tax deductions.

Future income taxes are recorded using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest's capital assets exceeds the available tax pools.

FINANCIAL INSTRUMENTS

PrimeWest uses financial instruments to manage its exposure to fluctuations in commodity prices, electricity rate and foreign exchange. PrimeWest does not use financial instruments for speculative trading purposes. The financial instruments are Marked-to-Market with the resulting gain or loss reflected in earnings for the reporting period.

MEASUREMENT UNCERTAINTY

Certain items recognized in the Financial Statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest's best information and judgment. Such amounts are not expected to change materially in the near term. They include the amounts recorded for depletion, depreciation and asset retirement obligations which depend on estimates of oil and natural gas reserves or the economic lives and future cash flows from related assets, future income tax and unit based compensation.

3. Changes in Accounting Policies

CHANGE IN METHOD OF ACCOUNTING FOR UNIT-BASED COMPENSATION

Effective January 1, 2005, PrimeWest adopted the fair value method of accounting for its Long-Term Incentive Plan (LTIP) with respect to UARs granted on or after January 1, 2002. Under the fair value method, PrimeWest recognizes compensation expense related to the UARs over the vesting period of the UARs granted with the related credit being charged to contributed surplus. In prior years, PrimeWest had been applying the intrinsic method to value its unit-based compensation whereby the value of the UARs was adjusted at the end of each accounting period to reflect the impact of the reinvestment of cumulative distributions and the changes in the trading price of the Trust Units. The changes in value of the UAR liability were reflected in G&A on the income statement.

PrimeWest has applied the fair value method retroactively to UARs issued on or after January 1, 2002, and prior periods have been restated. At January 1, 2005, the change in accounting policy resulted in an increase to the future income tax liability of $14.5 million (2004 - $11.2 million), a decrease to net capital contributions of $7.9 million (2004 - $5.3 million), a decrease to the LTIP equity of $20.1 million (2004 - $14.6 million), an increase in contributed surplus of $6.4 million (2004  - $3.6 million) and an increase to accumulated income of $7.1 million (2004 - $5.1 million).

The change in accounting method resulted in an increase to 2005 net income of $52.7 million.

FULL COST ACCOUNTING

The adoption of CICA Accounting Guideline 16 (AcG-16) modifies how the ceiling test is performed resulting in a two stage process. The guideline is effective for fiscal years beginning on or after January 1, 2004. The cost impairment test is a two-stage process, which is performed at least annually. The first stage of the test determines if the cost pool is impaired. An impairment loss exists when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from Proved reserves plus unproved properties using management's best estimate of future prices. The second stage determines the amount of the impairment loss to be recorded. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from Proved plus Probable reserves. The discount rate used is the risk free rate.

PrimeWest performed the ceiling test under AcG-16 as of January 1, 2004. The impairment test was calculated using the consultants' average prices at January 1 for the years 2004 to 2008 as follows:

/T/

---------------------------------------------------------------------------

Consultants' Average Price Forecasts   2004    2005    2006    2007   2008

---------------------------------------------------------------------------

West Texas Intermediate (US$/bbl)     29.21   26.43   25.42   25.38  25.51

AECO (C$/mcf)                          5.90    5.33    4.98    4.95   4.92

---------------------------------------------------------------------------

/T/

The ceiling test resulted in a before-tax impairment of $308.9 million and an after-tax impairment of $233.3 million. This write down was recorded to accumulated income in the first quarter of 2004 with the adoption of AcG-16.

4. Gain on Sale of Marketable Securities

PrimeWest sold its 8% ownership in the Viking Energy Royalty Trust in 2005 (formerly Calpine Natural Gas Trust) for net proceeds of $94.5 million resulting in a gain of $27.1 million.

5. Acquisitions

a) On July 6, 2006, PrimeWest acquired oil and gas assets located in Montana, North Dakota, Wyoming and Saskatchewan. The acquisition was accounted for as a business acquisition pursuant to EIC 124 and as such, the purchase method of accounting was applied. The net assets acquired and consideration paid were as follows:

/T/

---------------------------------------------------------------------------

Net Assets Acquired at

 Assigned Values            ($ Millions)  Consideration Paid   ($ Millions)

---------------------------------------------------------------------------

Petroleum and natural

 gas assets                  $    343.0   Cash                  $    329.5

Working capital                    (0.3)                                 -

Asset retirement                          Costs associated

 obligation                        (6.0)   with acquisition            7.2

---------------------------------------------------------------------------

                             $    336.7                         $    336.7

---------------------------------------------------------------------------

/T/

b) On September 2, 2004, PrimeWest acquired oil and natural gas assets from Calpine Canada. The acquisition was accounted for using the purchase method of accounting with the net assets acquired and consideration paid as follows:

/T/

---------------------------------------------------------------------------

Net Assets Acquired at

 Assigned Values            ($ Millions)  Consideration Paid   ($ Millions)

---------------------------------------------------------------------------

Petroleum and natural gas

 assets                      $    745.3

Inventory                           4.2   Cash                  $    747.0

                                          Net closing

Working capital                     2.7    adjustments               (11.1)

                                          Costs associated

Asset retirement obligation       (12.0)   with acquisition            4.3

---------------------------------------------------------------------------

                             $    740.2                         $    740.2

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/T/

c) On March 16, 2004, PrimeWest completed the acquisition of Seventh Energy Ltd. Subsequent to the acquisition, Seventh Energy was amalgamated with PrimeWest Gas Corp. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

/T/

---------------------------------------------------------------------------

Net Assets Acquired at

 Assigned Values           ($ Millions)  Consideration Paid    ($ Millions)

---------------------------------------------------------------------------

Petroleum and natural gas

 assets                     $     46.5

Goodwill                          12.4

Working capital                   (2.5)

Long-term debt assumed            (9.9)

Office lease obligation           (0.1)

Asset retirement obligation       (0.5)  Cash                   $     34.6

                                         Costs associated

Future income taxes              (11.1)   with acquisition             0.2

---------------------------------------------------------------------------

                            $     34.8                          $     34.8

---------------------------------------------------------------------------

6. Property, Plant and Equipment

                                                  2006

---------------------------------------------------------------------------

                                                  Accumulated

                                                    Depletion,

                                             Depreciation and     Net Book

($ Millions)                             Cost    Amortization        Value

---------------------------------------------------------------------------

Property acquisition oil and natural

 gas rights                         $ 3,131.3      $ (1,427.8)   $ 1,703.5

Drilling and completion                 593.2          (155.9)       437.3

Production facilities and equipment     251.8           (68.1)       183.7

Head office furniture and equipment      20.3           (11.9)         8.4

---------------------------------------------------------------------------

                                    $ 3,996.6      $ (1,663.7)   $ 2,332.9

---------------------------------------------------------------------------

                                                  2005

---------------------------------------------------------------------------

                                                  Accumulated

                                                    Depletion,

                                             Depreciation and     Net Book

($ Millions)                             Cost    Amortization        Value

---------------------------------------------------------------------------

Property acquisition oil and natural

 gas rights                         $ 2,677.1      $ (1,260.7)   $ 1,416.4

Drilling and completion                 417.9          (110.7)       307.2

Production facilities and equipment     176.6           (48.4)       128.2

Head office furniture and equipment      16.8            (8.7)         8.1

---------------------------------------------------------------------------

                                    $ 3,288.4      $ (1,428.5)   $ 1,859.9

---------------------------------------------------------------------------

/T/

Unproved land costs of $74.1 million (2005 - $88.0 million) and $3.9 million of capital not in use (2005 - $4.1 million) are excluded from costs subject to depletion and depreciation.

PrimeWest capitalized $5.9 million of G&A costs in 2006 (2005 - $3.7 million).

PrimeWest has performed ceiling tests as at December 31, 2006, on its Canadian and U.S. assets. The impairment tests were calculated using the Consultant's Average Prices (from GLJ, Sproule Associates Limited and McDaneil & Associates Consultants Ltd.) at January 1, 2007, for the years 2007 to 2012 as follows:

/T/

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Consultants' Average Price Forecasts    2007  2008  2009  2010  2011  2012

---------------------------------------------------------------------------

West Texas Intermediate (US$/bbl)      63.41 63.34 60.07 57.92 56.33 57.27

---------------------------------------------------------------------------

AECO (C$/mcf)                           7.38  7.83  7.77  7.75  7.90  8.11

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/T/

Subsequent to 2010, prices are increased by approximately 2% per year. The December 31, 2006, ceiling tests resulted in a surplus for both the Canadian and U.S. cost centres.

/T/

7. Other Assets and Deferred Charges

---------------------------------------------------------------------------

($ Millions)                                           2006           2005

---------------------------------------------------------------------------

Deferred charges                                    $   7.4        $   8.7

Other assets                                              -            0.1

---------------------------------------------------------------------------

                                                    $   7.4        $   8.8

---------------------------------------------------------------------------

/T/

Deferred charges represent the un-amortized balance of issue costs related to the U.S. Secured Notes, U.K. Secured Notes and Debentures. These costs are amortized over the life of the debt.

/T/

8. Long-Term Debt

---------------------------------------------------------------------------

($ Millions)                                           2006           2005

---------------------------------------------------------------------------

Bank credit facilities                              $ 477.4        $ 153.0

U.S. Secured Notes                                    145.7          145.4

U.K. Secured Notes                                    143.8              -

Convertible Unsecured Subordinated Debentures          38.9           55.8

---------------------------------------------------------------------------

                                                    $ 805.8        $ 354.2

Current portion of long-term debt                     186.4              -

---------------------------------------------------------------------------

                                                    $ 619.4        $ 354.2

---------------------------------------------------------------------------

/T/

Long-term debt is comprised of the Credit Facility, the U.S. Secured Notes, the U.K. Secured Notes and the Debentures of $477.4 million, $145.7 million, $143.8 million and $38.9 million respectively. $36.4 million relating to the U.S. Secured Notes and $150 million relating to a bridge facility that formed part of the Credit Facility are included in working capital as a current portion of long-term debt. In addition to amounts outstanding under the Credit Facility, PrimeWest has outstanding letters of credit in the amount of $6.8 million (2005 - $6.6 million).

The indebtedness under the Credit Facility, the U.S. Secured Notes and the U.K. Secured Notes is supported by a borrowing base of $750 million and is comprised of revolving facilities under the Canadian portion of the Credit Facility having a capacity of $220.5 million, the U.S. portion of the Credit Facility having a capacity of Cdn $255.0 million, the U.S. Secured Notes valued at $143.8 million based on a U.S. dollar exchange rate of U.S. $0.87 and the U.K. Secured Notes valued at Cdn $130.7 million. PrimeWest also had a $150 million bridge facility under the Canadian portion of the Credit Facility, which expired upon repayment in January 2007.

As a result of the U.S. asset acquisition during the third quarter of 2006, PrimeWest has drawn advances under the U.S. portion of the Credit Facility in U.S. dollars in the form of LIBOR loans that bear interest at LIBOR plus a margin based on PrimeWest's debt to EBITDA ratio. PrimeWest will continue to fund its ongoing operations in Canada with advances from the Canadian portion of the Credit Facility utilizing Banker Acceptances (BA) that bear interest at the BA rate plus a stamping fee determined in the same manner as the LIBOR margin.

Advances under the Canadian portion of the bank credit facility are made in the form of BAs, prime rate loans or letters of credit. In the case of BAs, interest is a function of the BA rate plus a stamping fee based on PrimeWest's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate. For 2006, the effective interest rate on the bank credit facilities was 5.8% (2005 - 4.0%).

The Credit Facility revolves until June 30, 2007, by which time the lenders will have conducted their annual borrowing base review. The lenders also have the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the Credit Facility has no specific terms of repayment. At the end of the revolving period, the lenders have the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lenders convert to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date that is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date that is 365 days after the initial term repayment date.

U.S. Secured Notes

The U.S. Secured Notes in the amount of US$125 million have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year. The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of US$31.25 million commencing May 7, 2007.

Issuance costs incurred with the U.S. Secured Notes, in the amount of $1.5 million, were classified as deferred charges on the balance sheet and are being amortized over the term of the Notes.

The U.S. Secured Notes are the legal obligation of PrimeWest Energy Inc. and are guaranteed by PrimeWest Energy Trust.

U.K. Secured Notes

The U.K. Secured Notes in the amount of Pound Sterling 63 million bear interest at 5.76% per annum. PrimeWest entered into a currency swap transaction to fix the aggregate principal value and annual interest payments at $130.7 million and $3.9 million, respectively. As a result of the swap, the U.K. Secured Notes bear interest at an effective rate of 5.93% per annum with interest payable semi-annually on June 14 and December 14 of each year. The U.K. Secured Notes have a final maturity of June 14, 2016. Issue costs of $0.7 million were included in deferred charges on the balance sheet and are being amortized over the term of the Notes.

Collateral for the U.S. Secured Notes, the U.K. Secured Notes and the Credit Facility is a floating charge debenture covering all existing and after acquired property in the principal amount of US$1.5 billion. The secured parties for the revolving Credit Facility and Secured Notes have agreed to share the security interests on a pari passu basis.

Debentures

The 7.5% (Series I) and 7.75% (Series II) Debentures were issued on September 2, 2004 for proceeds of $150 million and $100 million respectively.

The Series I Debentures pay interest semi-annually on March 31 and September 30 and have a maturity date of September 30, 2009. The Series I Debentures are convertible at the option of the holder at a conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series I Debentures at a price of $1,050 per Series I Debenture after September 30, 2007, and on or before September 30, 2008, and at a price of $1,025 per Series I Debenture after September 30, 2008, and before maturity. On redemption or maturity PrimeWest may elect to satisfy its obligation to repay the principal by issuing Trust Units.

The Series II Debentures pay interest semi-annually on June 30 and December 30 and have a maturity date of December 31, 2011. The Series II Debentures are convertible at the option of the holder at conversion price of $26.50 per Trust Unit. PrimeWest has the option to redeem the Series II Debentures at a price of $1,050 per Series II Debenture after December 31, 2007, and on or before December 31, 2008, at a price of $1,025 per Debenture after December 31, 2008, and on or before December 31, 2009, and after December 31, 2009, and before maturity at $1,000 per Series II Debenture. On redemption or maturity PrimeWest may elect to satisfy its obligations to repay the principal by issuing Trust Units.

Debenture issue costs of $10.0 million were included in deferred charges on the balance sheet and are being amortized over the terms of the Debentures.

In accordance with CICA Handbook section 3860 - "Financial Instruments," the Debentures were initially recorded at their fair value of $147.0 million (Series I) and $94.8 million (Series II). The difference between the fair value and proceeds of $8.1 million was recorded in equity ($3.0 million (Series I) and $5.1 million (Series II)).

The Series I and Series II Debentures are being accreted such that the liability at maturity will equal the proceeds of $150 million and $100 million less conversions respectively. During 2006, $9.1 million (2005 - $114.3 million) of Series I and $8.1 million (2005 -$72.9 million) of Series II Debentures included in long-term debt were converted to equity. Accretion expense was $0.3 million (2005 - $1.0 million).

The five year schedule of long-term debt repayment based on maturity is as follows: 2007 - $186.4 million, 2008 - $363.8 million, 2009 - $36.4 million, 2010 - $36.4 million and 2011 - $0 million.

9. Asset Retirement Obligations

Management has estimated the total future asset retirement obligation based on the Trust's net ownership interest in all wells and facilities. This includes all estimated costs to dismantle, remove, reclaim and abandon the wells and facilities and the estimated time period during which these costs will be incurred in the future.

The following table reconciles the asset retirement obligation associated with the retirement of oil and natural gas properties:

/T/

---------------------------------------------------------------------------

Asset Retirement Obligation ($ Millions)               2006           2005

---------------------------------------------------------------------------

Asset retirement obligation, December 31, 2005      $  40.4         $ 40.3

Liabilities incurred                                   57.8            8.3

Liabilities settled                                   (14.3)          (8.7)

Accretion expense                                       3.6            2.5

Disposal of capital assets                             (2.0)          (2.0)

Acquisition of U.S. Assets                              6.0              -

---------------------------------------------------------------------------

Asset retirement obligation, December 31, 2006      $  91.5         $ 40.4

---------------------------------------------------------------------------

/T/

As at December 31, 2006, the undiscounted, inflation adjusted amount of estimated cash flows required to settle the obligation is $444.8 million. The estimated cash flow has been discounted using a credit-adjusted risk free rate of 7.0% (2005 - 7%) and an inflation rate of 1.9% (2005 - 1.5%) . Although the expected period until settlement ranges from a minimum of 1 year to a maximum of 50 years, the expectation is that the costs will be paid over an average of 34 years (2005 - 33.9 years). These future asset retirement costs will be funded from the cash reserved for site restoration and reclamation and if required out of cash flow from operations.

During 2006 PrimeWest reviewed the estimates of its asset retirement obligation and made an upward revision resulting from a review of actual costs incurred to reclaim wells and to a directive by the Alberta Energy and Utilities Board related to the remediation of facilities. This amount increased the related cost of the underlying assets. This review accounts for approximately $38 million of the increase in liabilities incurred.

10. Cash Reserve For Site Restoration And Reclamation

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.50/BOE produced for 2006 and 2005). The cash amount contributed, including interest earned, was $7.3 million in 2006 (2005 - $7.6 million). Actual costs of site restoration and reclamation totalling $14.3 million were paid out of this cash reserve for the year ended December 31, 2006 (2005 - $8.7 million). As at December 31, 2006, the site reclamation fund had a balance of $2.2 million (2005 - $9.2 million).

/T/

11. Unitholders' Equity

---------------------------------------------------------------------------

                                                                   Amounts

Trust Units                                 Number of Units    ($ Millions)

---------------------------------------------------------------------------

Balance December 31, 2004                        69,886,111     $  2,029.8

Issued on exchange of Exchangeable Shares            91,871            1.7

Issued pursuant to Distribution Reinvestment

 Plan                                               262,347            7.9

Issued pursuant to Premium Distribution Plan        932,142           27.4

Issued pursuant to Long-term Incentive Plan         487,421            1.3

Issued pursuant to conversion of Debentures       7,301,654          193.5

Issued pursuant to Optional Trust Unit Purchase

 Plan                                               704,806           20.4

---------------------------------------------------------------------------

Balance December 31, 2005                        79,666,352     $  2,282.0

---------------------------------------------------------------------------

Equity Offering                                     599,950           20.3

Issued on exchange of Exchangeable Shares            91,755            1.5

Issued pursuant to Distribution Reinvestment

 Plan                                               476,523           14.4

Issued pursuant to Premium Distribution Plan        943,150           28.3

Issued pursuant to Long-term Incentive Plan         366,033            1.2

Issued pursuant to conversion of Debentures         672,339           17.8

Issued pursuant to Optional Trust Unit

 Purchase Plan                                      440,457           13.4

Issued pursuant to Consolidation/Fractional Units        51              -

---------------------------------------------------------------------------

Balance December 31, 2006                        83,256,610     $  2,378.9

---------------------------------------------------------------------------

/T/

The weighted average number of Trust Units and Exchangeable Shares outstanding for the twelve months ended December 31, 2006, was 82,270,315 (2005 - 75,808,919). For purposes of calculating diluted net income per Trust Unit, 1,014,150 (2005 -3,247,742) and 646,305 Trust Units (2005 -2,286,791) issueable pursuant to the conversion of the Series I and Series II Debentures outstanding respectively and 326,065 Trust Units (2005 - 1,220,958) issueable pursuant to the LTIP were added to the weighted average number.

PRIMEWEST EXCHANGEABLE SHARES

PrimeWest has an unlimited number of Exchangeable Shares. The Exchangeable Shares are exchangeable into Trust Units at any time up to March 29, 2010, based on an exchange ratio that adjusts each time the Trust makes distribution to its Unitholders. The exchange ratio, which was 1:1 on the date that the Exchangeable Shares were issued, is based on the total monthly distribution, divided by the closing Trust Unit price on the distribution payment date. The exchange ratio on December 31, 2006, was 0.63765:1 (2005 - 0.56399:1).

/T/

---------------------------------------------------------------------------

                                                  Number of        Amounts

Exchangeable Shares                                  Shares    ($ Millions)

---------------------------------------------------------------------------

Balance December 31, 2004                         1,294,391     $     12.2

Issued for Special Employee Retention Plan           94,340            1.8

Exchanged for Trust Units                          (169,396)          (1.7)

---------------------------------------------------------------------------

Balance December 31, 2005                         1,219,335     $     12.3

Issued for Special Employee Retention Plan           94,340            1.5

Exchanged for Trust Units                          (151,811)          (1.5)

---------------------------------------------------------------------------

Balance December 31, 2006                         1,161,864     $     12.3

---------------------------------------------------------------------------

TRUST UNITS AND EXCHANGEABLE SHARES ISSUED AND OUTSTANDING

---------------------------------------------------------------------------

Number of Shares                                       2006           2005

---------------------------------------------------------------------------

Trust Units issued and outstanding               83,256,610     79,666,352

Exchangeable Shares

 2006 - 1,161,864 shares exchangeable at

  0.63765:1

 2005 - 1,219,335 shares exchangeable at

  0.56399:1                                         740,863        687,693

---------------------------------------------------------------------------

Total Trust Units and Exchangeable Shares issued

 and outstanding                                 83,997,473     80,354,045

Convertible Unsecured Subordinated Debentures

 Series I                                           895,245      1,246,981

 Series II                                          554,075        874,717

Unit Appreciation Rights                            326,065      1,220,958

---------------------------------------------------------------------------

Total Trust Units and Exchangeable Shares issued

 and outstanding and Trust Units issued pursuant

 to the conversion of the Convertible Unsecured

 Subordinated Debentures and the Long-Term

 Incentive Plan                                  85,772,858     83,696,701

---------------------------------------------------------------------------

/T/

12. Contributed Surplus

Contributed surplus includes the accumulated unit-based compensation charge in respect of PrimeWest's unexercised Unit

Appreciation Rights granted under the LTIP on or after January 1, 2002. Upon exercise of the UARs and delivery of the Trust Units, the contributed surplus account is reduced and the amount is transferred to net capital contributions.

/T/

---------------------------------------------------------------------------

($ Millions)

---------------------------------------------------------------------------

Balance, December 31, 2004                                          $  6.4

General and administrative expense                                     3.6

Unit Appreciation Rights exercised                                    (1.3)

---------------------------------------------------------------------------

Balance, December 31, 2005                                          $  8.7

General and administrative expense                                     4.4

Unit Appreciation Rights exercised                                    (1.2)

---------------------------------------------------------------------------

Balance, December 31, 2006                                          $ 11.9

---------------------------------------------------------------------------

/T/

13. Long-Term Incentive Plan

Under the terms of the LTIP, the number of Trust Units that may be reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to Directors and employees of PrimeWest is limited to 7.5% of the basic number of issued and outstanding Trust Units at any given time. Payouts under the plan are based on total Unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for those issued to the members of the Board, which vest immediately. PrimeWest has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

Effective January 1, 2005, PrimeWest adopted the fair value method of accounting for its LTIP with respect to UARs granted on or after January 1, 2002. Under this method of accounting, the fair value of the UARs is estimated using a recognized options pricing model on the grant date and is amortized over the vesting period with the amortized amount recorded in G&A expense offset by an increase to contributed surplus. When the UARs are exercised, contributed surplus is decreased and net capital contributions are increased.

In 2006 PrimeWest recorded $4.4 million (2005 - $3.6 million) in G&A expense related to the LTIP.

For the twelve months ended December 31, 2006, PrimeWest used a lattice binomial pricing model to calculate the estimated fair value of outstanding UARs issued on or after January 1, 2002. The following assumptions were used to arrive at the estimated fair value:

/T/

---------------------------------------------------------------------------

Weighted Average Assumptions                           2006           2005

---------------------------------------------------------------------------

Risk-free interest rate                                4.06%          3.18%

Expected volatility in Trust Unit price                22.9%          19.8%

Expected time until exercise                1.5 - 3.5 years    1 - 3 years

Expected forfeiture rate                                 13%            13%

Expected annual dividend yield                         zero           zero

---------------------------------------------------------------------------

---------------------------------------------------------------------------

                                                                  Weighted

                                                                   Average

                                                                  Exercise

Summary of Changes                           Number of UARs          Price

---------------------------------------------------------------------------

Balance outstanding, December 31, 2004            3,233,492       $  28.77

Granted                                           1,517,674          30.40

Forfeited                                          (122,873)        (28.44)

Exercised                                          (458,618)        (28.42)

---------------------------------------------------------------------------

Balance outstanding, December 31, 2005            4,169,675       $  29.92

Granted                                           1,187,170          37.89

Forfeited                                          (385,068)         29.29

Exercised                                          (511,737)         27.81

---------------------------------------------------------------------------

Balance outstanding, December 31, 2006            4,460,040       $  31.96

---------------------------------------------------------------------------

Summary of UARs Outstanding at December 31, 2006

---------------------------------------------------------------------------

                   UARs Issued        UARs Vested         Range of  Expiry

Year of Grant  and Outstanding  and "in the money" Exercise Prices    Date

---------------------------------------------------------------------------

2002 grants            515,610            515,054    $ 25.90-33.76    2008

2003 grants            628,252            625,447      25.92-32.24    2009

2004 grants          1,032,488            397,268      24.24-32.49    2010

2005 grants          1,172,075                  -      28.90-43.17    2011

2006 grants          1,111,615                  -      23.96-43.41    2012

---------------------------------------------------------------------------

Total grants         4,460,040          1,537,769    $ 23.96-43.41

---------------------------------------------------------------------------

/T/

14. Related Party Transactions

As part of PrimeWest's 2002 internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers pursuant to the SERP. On November 6, 2004, 2005, and 2006, 94,340 Exchangeable Shares were issued to those Executive Officers. An additional 94,340 shares will be issued on November 6, 2007. For the 12 months ended December 31, 2006, $1.4 million was recorded in G&A expense related to the SERP.

15. Income Taxes

PrimeWest follows the liability method to calculate future income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities reported on the financial statements and their respective tax bases, using income tax rates substantively enacted on the balance sheet date.

/T/

---------------------------------------------------------------------------

($ Millions)                                           2006           2005

---------------------------------------------------------------------------

Reserve for future expenditures                     $   2.3        $     -

Derivative liabilities                                    -            3.9

---------------------------------------------------------------------------

Future income tax asset                             $   2.3        $   3.9

---------------------------------------------------------------------------

---------------------------------------------------------------------------

($ Millions)                                           2006           2005

---------------------------------------------------------------------------

Loss carry forwards                                 $  (3.0)       $  (1.2)

Deferred financing charges                              1.1              -

Derivative assets                                       7.0              -

Capital assets                                        183.8          224.8

Foreign exchange gain on long-term debt                 1.3            4.8

Asset retirement obligation                           (27.6)         (13.6)

---------------------------------------------------------------------------

Future income tax liability                         $ 162.6        $ 214.8

---------------------------------------------------------------------------

/T/

The provisions for income taxes vary from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

/T/

---------------------------------------------------------------------------

($ Millions)                                    2006       2005       2004

---------------------------------------------------------------------------

Income before taxes                          $ 160.4    $ 195.5    $  74.4

Computed income tax expense (recovery) at

 the Canadian statutory rate

 of 34.5% (2005 - 37.62%, 2004 - 38.87%)        55.3       73.5       28.9

Increase/(Decrease) resulting from:

 Non-deductible Crown royalties and other

  payments                                         -        0.3        0.3

 Federal resource allowance                     (5.2)     (12.3)      (9.2)

 Change in income tax rate                     (21.3)      (2.7)      (7.0)

 Foreign exchange on long-term debt              3.1       (0.9)      (2.2)

 Amounts included in Trust income and other    (79.8)     (69.9)     (41.8)

---------------------------------------------------------------------------

                                             $ (47.9)   $ (12.0)   $ (31.0)

---------------------------------------------------------------------------

/T/

On October 31, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investments trusts and, as a result, these entities will in effect be taxed as corporations on the amount of the non-deductible distributions. For entities in existence on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011.

16. Financial Instruments

The Trust's financial instruments presented on the balance sheet consist of cash, accounts receivable, accounts payable and accrued liabilities, accrued distributions to Unitholders, derivative assets, derivative liabilities and long-term debt. Other than the long-term debt, the fair market value of these financial instruments approximate their carrying value due to the short-term to maturity and the risk management contracts are presented at fair value on the balance sheet. The fair value of long-term debt approximates its carrying value in all material respects, because the cost of borrowing approximates the market rate for similar borrowings.

Interest Rate Risk

The Trust is exposed to movements in interest rates. Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes. The Trust has fixed the interest rate on approximately 41% of its debt.

Credit Risk

Substantially all of the Trusts' accounts receivable relate to oil, land and natural gas sales are exposed to typical industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated risks. The Trust manages its credit risk by only entering into sales contracts with investment grade entities and reviewing its exposure to individual entities on a quarterly basis. The Trust is also exposed to certain losses, in the event of non-performance by counterparties, to derivative financial instruments. The credit risk is managed by the Trust by selecting only financially sound counterparties.

Foreign Exchange Rate Risk

The Trust is exposed to fluctuations in the Canadian/U.S. dollar exchange rate on the sale of commodities that are denominated in U. S. dollars or directly influenced by U.S. dollar benchmark prices. In addition, the Trust's 4.19% U.K. Senior Notes are denominated in U. S. dollars. The semi-annual interest payments and principal payments associated with the Senior Notes can be impacted by movement in the Canadian/U.S. dollar exchange rate. PrimeWest, through the use of a financial swap, has converted the U.K. Senior Notes from pounds sterling to Canadian dollar debt.

Commodity Price Risk Management

PrimeWest generally sells its oil and natural gas under short-term market-based contracts. Derivative financial instruments, options and swaps may be used to hedge the impact of oil and natural gas price fluctuations.

A summary of these contracts in place at December 31, 2006 follows:

/T/

-------------------------------------------------------------------------

                                 CRUDE OIL

-------------------------------------------------------------------------

                      Volume

Period             (bbls/day)               Type      WTI Price (US$/bbl)

-------------------------------------------------------------------------

Jan - Mar 07             500     Costless Collar             50.00/76.00

Jan - Mar 07             500     Costless Collar             50.00/80.80

Jan - Mar 07             500     Costless Collar             55.00/91.65

Jan - Mar 07             500     Costless Collar             55.00/90.00

Jan - Mar 07             500     Costless Collar             60.00/97.20

Jan - Mar 07             500     Costless Collar             65.00/95.15

Jan - Mar 07            1400     Costless Collar             70.00/83.65

Jan - Mar 07             500     Costless Collar             65.00/90.25

Jan - Mar 07             500     Costless Collar             55.00/74.50

Jan - Mar 07             500     Costless Collar             60.00/65.95

Apr - Jun 07             500     Costless Collar             50.00/80.00

Apr - Jun 07             500     Costless Collar             55.00/91.30

Apr - Jun 07             500     Costless Collar             55.00/90.08

Apr - Jun 07             500     Costless Collar             60.00/95.40

Apr - Jun 07             500     Costless Collar             65.00/93.90

Apr - Jun 07            1300     Costless Collar             70.00/84.25

Apr - Jun 07             500     Costless Collar             55.00/75.00

Apr - Jun 07             500     Costless Collar             60.00/73.45

Apr - Jun 07             500     Costless Collar             60.00/70.25

Jul - Sep 07             500     Costless Collar             60.00/92.75

Jul - Sep 07             500                Swap                   75.20

Jul - Sep 07             500     Costless Collar             65.00/92.60

Jul - Sep 07             900     Costless Collar             70.00/83.25

Jul - Sep 07             500     Costless Collar             55.00/77.80

Jul - Sep 07             500     Costless Collar             60.00/75.10

Jul - Sep 07             500     Costless Collar             60.00/73.20

Jul - Sep 07             500     Costless Collar             60.00/75.03

Oct - Dec 07             500     Costless Collar             60.00/90.25

Oct - Dec 07             500                Swap                   74.58

Oct - Dec 07             500     Costless Collar             65.00/91.35

Oct - Dec 07             800     Costless Collar             70.00/82.10

Oct - Dec 07             500     Costless Collar             55.00/78.25

Oct - Dec 07             500     Costless Collar             60.00/76.60

Oct - Dec 07             500     Costless Collar             60.00/75.20

Oct - Dec 07             500     Costless Collar             60.00/76.60

Jan - Mar 08             500     Costless Collar             55.00/78.00

Jan - Mar 08             500     Costless Collar             60.00/77.10

Jan - Mar 08             500     Costless Collar             60.00/76.60

Apr - Jun 08             500     Costless Collar             60.00/77.35

-------------------------------------------------------------------------

-------------------------------------------------------------------------

                                 NATURAL GAS

-------------------------------------------------------------------------

                      Volume                                  AECO Price

Period              (mmf/day)               Type                 (C$/mcf)

-------------------------------------------------------------------------

Jan - Mar 07             5.0     Costless Collar              7.91/12.87

Jan - Mar 07             5.0     Costless Collar              8.44/13.80

Jan - Mar 07             5.0     Costless Collar              8.44/15.88

Jan - Mar 07             5.0     Costless Collar              8.44/18.46

Jan - Mar 07             5.0     Costless Collar              8.44/21.10

Jan - Mar 07             5.0     Costless Collar              8.44/21.21

Jan - Mar 07             5.0     Costless Collar              8.44/12.68

Jan - Mar 07             5.0     Costless Collar              7.39/14.77

Jan - Mar 07             5.0     Costless Collar              5.28/10.87

Jan - Mar 07             5.0     Costless Collar              7.39/17.04

Jan - Mar 07             5.0     Costless Collar              8.44/15.03

Jan - Mar 07             5.0     Costless Collar               7.39/9.76

Jan - Mar 07            10.0     Costless Collar               7.39/9.56

Jan - Mar 07             5.0                Swap                    7.20

Apr - Jun 07             5.0               3 Way         6.33/7.39/11.24

Apr - Jun 07             5.0     Costless Collar              6.33/10.64

Apr - Jun 07             5.0     Costless Collar              6.33/10.23

Apr - Jun 07             5.0     Costless Collar               5.28/9.34

Apr - Jun 07             5.0     Costless Collar              6.33/11.39

Apr - Jun 07             5.0     Costless Collar              6.33/11.66

Apr - Jun 07            10.0                Swap                    7.71

Apr - Jun 07            10.0                Swap                    7.74

Apr - Jun 07             5.0                Swap                    8.17

Apr - Jun 07             5.0                Swap                    7.10

Jul - Sep 07             5.0     Costless Collar              6.33/11.61

Jul - Sep 07             5.0     Costless Collar              6.33/10.87

Jul - Sep 07             5.0     Costless Collar              5.28/10.02

Jul - Sep 07             5.0     Costless Collar              6.33/12.05

Jul - Sep 07             5.0     Costless Collar              6.33/12.45

Jul - Sep 07            10.0                Swap                    7.90

Jul - Sep 07            10.0                Swap                    7.90

Jul - Sep 07             5.0                Swap                    8.33

Jul - Sep 07             5.0     Costless Collar               6.33/8.81

Oct - Dec 07             5.0     Costless Collar              7.39/12.28

Oct - Dec 07             5.0     Costless Collar              5.28/12.66

Oct - Dec 07             5.0     Costless Collar              7.39/12.77

Oct - Dec 07             5.0     Costless Collar              7.39/13.40

Oct - Dec 07            10.0     Costless Collar               7.39/9.84

Oct - Dec 07            10.0     Costless Collar              7.39/10.29

Jan - Mar 08             5.0     Costless Collar              6.33/12.71

Jan - Mar 08             5.0     Costless Collar              8.44/15.67

Jan - Mar 08            10.0     Costless Collar              7.39/12.40

Jan - Mar 08            10.0     Costless Collar              7.39/11.61

Jan - Mar 08             5.0     Costless Collar              7.39/11.56

Apr - Jun 08            10.0     Costless Collar               7.39/8.97

Apr - Jun 08             5.0     Costless Collar               6.33/9.76

-------------------------------------------------------------------------

/T/

Foreign Exchange

In 2006 PrimeWest replaced a portion of its revolving credit facility with the U.K. Secured Notes in the amount of Pound Sterling 63 million which bear interest at 5.76% per annum. Through a currency swap PrimeWest has fixed the aggregate principal value and annual interest payments at $130.7 million and $3.9 million respectively.

/T/

---------------------------------------------------------------------------

                       Amount Pounds

Period               Sterling (000's)        Type                    Price

---------------------------------------------------------------------------

                                                    $2.0748 Cdn per Pounds

Jan - Jun 2016      Principal 63,000         Swap            Sterling 1.00

                     Interest 34,474

---------------------------------------------------------------------------

/T/

Electrical Power

There were no electrical derivative contracts in place at December 31, 2006.

Impact on Financial Statements

At December 31, 2006, the derivative assets on the balance sheet reflect the net unrealized gain position  of $28.8 million (2005 - $11.5 million unrealized loss) for the contracts outstanding at that date of which $18.1 million is attributable to natural gas, $6.0 million is attributable to crude oil and $4.7 million is attributable to foreign exchange. $23.5 million of the derivative contracts will be settled within the next twelve months.

For the year ended December 31, 2006, the total unrealized gain on the statement of income was $40.3 million comprised of $27.3 related to natural gas, $8.3 million related to crude oil and $4.7 million related to foreign exchange.

The financial impact on the settlement of contracts during 2006 was a $25.5 million gain consisting of $22.7 million related to natural gas, $0.9 million related to crude oil, $1.7 million related to electricity and $0.2 million related to foreign exchange.

17. Commitments and Contingencies

PrimeWest has lease commitments relating to office buildings. The estimated annual minimum lease rental payments for the buildings, after deducting sublease income will be $3.9 million in 2007, $3.8 million in 2008, $1.1 million in 2009, $4.8 million in 2010, $4.8 million in 2011 and $66.1 million for the years 2012 - 2024.

As part of PrimeWest's internalization transaction, which closed on November 6, 2002, PrimeWest agreed to issue 377,360 Exchangeable Shares to certain Executive Officers as a SERP. 94,340 Exchangeable Shares were issued on each of November 6, 2004, 2005 and 2006 and an additional 94,340 Exchangeable Shares will be issued on November 6, 2007. For the twelve months ended December 31, 2006, $1.4 million was recorded in general and administrative expense related to the SERP.

PrimeWest has various pipeline transportation commitments that run through 2010. The estimated annual payments are $5.0 million in 2007, $0.6 million in 2008, $0.4 million in 2009, $0.2 million in 2010.

PrimeWest is engaged in a number of matters of litigation, none of which could reasonably be expected to result in any material adverse consequence.

18. Segmented Information

The Trust's business activities are conducted through two business segments: Canadian oil and natural gas production and United States oil and natural gas production. Oil and natural gas production in Canada and the U.S. includes development and production of crude oil and natural gas reserves. The following table includes financial results from the U.S. operations for the period July - December 2006. Prior to July 2006 the Trust operated in only one segment.

/T/

                                     Twelve Months ended Dec 31, 2006

---------------------------------------------------------------------------

                                                   Inter Segment

                                    Canada     U.S. Elimination     Total

---------------------------------------------------------------------------

Revenues

 Gross production revenue         $  669.0  $ 29.5      $      - $   698.5

 Realized gain in financial

  derivatives                         23.3     2.2             -      25.5

 Royalties                          (138.6)   (6.2)            -    (144.8)

 Other income                          4.5       -             -       4.5

                                  -----------------------------------------

                                     558.2    25.5             -     583.7

Expenses

 Operating                           131.6     7.3             -     138.9

 Transportation                        7.5       -             -       7.5

 General and administrative           28.9     1.5             -      30.4

                                  -----------------------------------------

                                     168.0     8.8             -     176.8

                                  -----------------------------------------

Earnings before interest, taxes,

 DD&A and other non-cash items       390.2    16.7             -     406.9

Non-cash revenue

 Unrealized (loss)/gain on

  derivatives                         40.3       -             -      40.3

Other Expenses

 DD&A                                225.2     9.8             -     235.0

 Interest                             26.7     8.0             -      34.7

 Foreign exchange (loss)/gain         13.5       -             -      13.5

 Accretion on asset retirement

  obligation                           3.5     0.1             -       3.6

 Income and capital taxes              0.8     0.7             -       1.5

 Future income tax

  (recovery)/expense                 (48.3)   (1.1)            -     (49.4)

                                  -----------------------------------------

                                     221.4    17.5             -     238.9

                                  -----------------------------------------

Net income for the year           $  209.1  $ (0.8)   $        - $   208.3

                                  -----------------------------------------

Selected Balance Sheet Items

Capital Assets

 Property, plant and equipment

  net                            $ 1,981.4 $ 351.5    $        - $ 2,332.9

 Goodwill                             68.5       -             -      68.5

Capital Expenditures

 Net corporate and capital

  acquisitions                        32.0   334.1             -     366.1

 Development                         255.6     5.4             -     261.0

Working Capital

 Accounts receivable                 100.6     7.8          (3.9)    104.5

 Account payable and accrued

  liabilities                        131.0    16.3          (3.9)    143.4

 Current portion of long-term debt   186.4       -             -     186.4

 Long-term debt                  $   384.0 $ 235.4    $        - $   619.4

---------------------------------------------------------------------------

/T/

19. Prior Years' Comparative Numbers

Certain prior years' comparative numbers have been restated to conform to the current year's presentation. In the prior year realized gains/losses on derivatives related to commodity price and electricity contracts were included in oil and gas revenue and operating expenses, respectively. In 2006 they are included in realized gains/(losses) on derivatives on the income statement.

/T/

20. Deficit

---------------------------------------------------------------------------

($ Millions)                                           2006           2005

---------------------------------------------------------------------------

Accumulated income                               $    512.1     $    303.8

Accumulated distributions paid or declared         (1,550.1)      (1,244.3)

Accumulated dividends                                  (8.0)          (8.0)

---------------------------------------------------------------------------

                                                 $ (1,046.0)    $   (948.5)

---------------------------------------------------------------------------

/T/

PrimeWest is obligated by virtue of its Royalty and Trust Indenture to distribute to Unitholders a significant portion of its funds flow from operations. Funds flow from operations normally exceeds net income due to non-cash expenses such as DD&A, derivatives, unrealized foreign exchange gains/(losses) and accretion. These non-cash expenses result in a deficit despite PrimeWest distributing less than all of the funds flow from operations.

21. Subsequent Event

On January 11, 2007, PrimeWest issued 6,420,000 Trust Units at $23.35 per Trust Unit, for gross proceeds of $149.9 million and a total of $200 million aggregate principal amount of Debentures. The Debentures bear a coupon rate of 6.5% per annum, payable semi-annually, and are convertible at $26.25 per Trust Unit. The total net proceeds from the offering of Trust Units and Convertible Debentures were approximately $334 million.

/T/

TRADING PERFORMANCE

---------------------------------------------------------------------------

For the Quarter Ended    Dec 31/06 Sep 30/06 Jun 30/06 Mar 31/06 Dec 31/05

---------------------------------------------------------------------------

TSX Trust Unit Prices

 (C$ per Trust Unit)

 High                     $  29.21  $  35.42  $  35.30  $  38.14  $  37.68

 Low                      $  20.87  $  27.33  $  30.62  $  29.82  $  30.55

 Close                    $  21.50  $  27.35  $  33.50  $  32.98  $  35.90

Average daily traded

 volume                    391,293   225,732   258,294   249,527   199,849

---------------------------------------------------------------------------

---------------------------------------------------------------------------

For the Quarter Ended    Dec 31/06 Sep 30/06 Jun 30/06 Mar 31/06 Dec 31/05

---------------------------------------------------------------------------

NYSE Trust Unit Prices

 (US$ per Trust Unit)

 High                     $  25.94  $  31.29  $  30.91  $  32.90  $  32.57

 Low                      $  18.03  $  24.45  $  27.76  $  25.25  $  25.71

 Close                    $  18.47  $  24.64  $  29.98  $  28.39  $  30.92

---------------------------------------------------------------------------

Average daily traded

 volume                    796,697   441,508   438,995   463,411   480,603

---------------------------------------------------------------------------

FIVE-YEAR FINANCIAL SUMMARY

---------------------------------------------------------------------------

($ Millions, except per

 BOE and per Trust Unit

 amounts)                     2006      2005      2004      2003      2002

---------------------------------------------------------------------------

Funds flow from

 operations               $  364.1  $  405.4  $  262.2  $  214.4  $  167.0

 Per Trust Unit               4.37      4.91      4.15      4.62      4.84

 Per BOE                     25.37     27.53     20.14     17.63     15.16

Net revenues                 624.0     605.2     403.6     338.7     270.6

 Per Trust Unit               7.41      7.33      6.39      7.30      7.85

 Per BOE                     43.48     41.09     31.00     27.85     24.55

Operating expenses           138.9     117.8      89.7      79.9      60.8

 Per Trust Unit               1.65      1.43      1.42      1.72      1.76

 Per BOE                      9.68      8.00      6.89      6.57      5.52

Operating margin after

 hedging impact              437.4     464.6     305.6     250.5     203.5

 Per Trust Unit               5.19      5.63      4.84      5.41      5.90

 Per BOE                     30.48     31.54     23.47     20.61     18.46

Cash G&A                      24.6      22.9      19.0      14.5      11.3

 Per Trust Unit               0.29      0.28      0.30      0.31      0.33

 Per BOE                      1.71      1.56      1.46      1.20      1.02

Interest expense              34.7      28.3      20.6      15.1      10.8

 Per Trust Unit               0.37      0.34      0.33      0.32      0.32

 Per BOE                      2.41      1.92      1.58      1.24      0.98

Development capital

 expenditures                261.0     185.6     125.1     104.5      64.2

Acquisitions, net of

 dispositions                366.1     (17.9)    707.9     228.6      56.5

Working capital

 (deficit)/surplus (1)      (201.4)     30.5     104.3      (5.8)     (0.7)

Total assets               2,588.5   2,131.9   2,240.9   1,690.5   1,511.5

Net asset value            2,074.8   2,565.1   1,541.2     692.4     727.9

 Per Trust Unit              24.18     30.64     19.15     13.74     18.52

Total capitalization

 (including debt)          2,626.7   3,208.4   2,429.7   1,636.6   1,072.5

---------------------------------------------------------------------------

Debt Analysis

Long-term debt, including

 working capital             820.8     323.7     552.0     255.9     225.7

Debt to annual cash flow

 ratio                         2.3       0.8      1.70      1.18      1.32

Debt to equity ratio          37.5      19.2      31.6      25.1      26.6

Interest coverage ratio       11.9      15.6      14.2      15.9      16.9

Average cost of debt           5.7%      5.2%      4.8%      4.7%      4.6%

Net debt per Trust Unit       9.74      3.97      7.77      5.07      5.75

---------------------------------------------------------------------------

Tax Pools (Consolidated

 Canadian)

Canadian Oil and Gas

 Property Expense (COGPE)    770.0     825.0     879.0     426.0     425.0

Canadian Exploration

 Expense (CEE)                13.8       9.8      79.8      61.5         -

Canadian Development

 Expense (CDE)               306.7     156.0     109.5      60.9      41.2

Capital Cost Allowance

 (CCA)                       435.2     325.1     281.8     126.0     108.0

Losses Available For

 Carry Forward                 4.0       3.6       3.6         -      11.8

Unit issue expenses           17.9      24.9      37.5      17.3      12.5

---------------------------------------------------------------------------

Tax Pools U.S.               286.7         -         -         -         -

---------------------------------------------------------------------------

(1) Excludes derivative liabilities and assets and future income tax assets and liabilities.

FIVE-YEAR OPERATING SUMMARY

---------------------------------------------------------------------------

                              2006      2005      2004      2003      2002

---------------------------------------------------------------------------

Average Daily Production

 Natural gas (mmcf/day)      166.0     178.2     145.1     134.1     113.5

 Crude oil (bbls/day)        7,816     6,861     8,282     8,116     9,239

 Natural gas liquids

  (bbls/day)                 3,835     3,797     3,107     2,855     2,030

---------------------------------------------------------------------------

 Total (BOE/day)            39,321    40,351    35,578    33,316    30,189

---------------------------------------------------------------------------

Average Selling Prices

 (C$)

 Natural gas ($/mcf)      $   7.09  $   8.75  $   6.70  $   6.51  $   3.81

 Crude oil ($/bbl)           62.42     58.48     44.46     36.55     34.25

 Natural gas liquids

  ($/bbl)                    59.09     55.92     43.69     35.34     26.56

---------------------------------------------------------------------------

 Total (BOE/day)          $  48.09  $  53.82  $  41.51  $  38.14  $  26.61

---------------------------------------------------------------------------

Benchmark Prices

 Monthly AECO Spot

  (C$/mcf)                $   6.99  $   8.48  $   6.79  $   6.70  $   4.07

 West Texas Intermediate

  (US$/bbl)               $  66.22  $  56.56  $  41.40  $  31.04  $  26.08

---------------------------------------------------------------------------

Operating Margin ($/BOE)

 Revenues                 $  48.99  $  54.71  $  42.29  $  38.70  $  27.24

 Realized hedging

  gains/(losses)              1.78     (2.95)    (2.10)    (2.47)     2.43

 Royalties                  (10.09)   (11.73)    (9.20)    (8.38)    (5.13)

 Transportation              (0.52)    (0.49)    (0.63)    (0.68)    (0.57)

 Operating expenses          (9.68)    (8.00)    (6.89)    (6.56)    (5.51)

---------------------------------------------------------------------------

 Operating margin ($/BOE) $  30.48  $  31.54  $  23.47  $  20.61     18.46

---------------------------------------------------------------------------

Reserves Summary (1)

 Crude oil (mmbbls)           49.2      23.6      23.9      22.9      24.5

 Natural gas liquids

 (mmbbls)                     17.9      18.1      18.3      11.9      10.2

 Natural gas (bcf)           752.5     677.3     677.9     432.2     418.5

---------------------------------------------------------------------------

 Total BOE (mmBOE)           192.5     154.6     155.2     106.8     104.4

---------------------------------------------------------------------------

Net Asset Value

 ($ millions, except per

 Trust Unit)

 Reserves (10% discount)

  (3)                     $2,695.4  $2,684.0  $1,714.4  $  904.6  $  923.0

 Market value of Viking

  Energy Royalty Trust

  Units                          -         -      91.0         -         -

 Hedging Mark-to-Market       28.8     (11.5)      0.1      (0.5)    (13.6)

 Unproved lands and

  reclamation fund           132.5     160.5     114.2      44.2      44.2

 Long-term debt and

  working capital (4)       (781.9)   (267.9)   (378.5)   (255.9)   (225.7)

---------------------------------------------------------------------------

 Total net asset value    $2,074.8  $2,565.1  $1,541.2  $  692.4  $  727.9

 Total net asset value

  per Trust Unit- Diluted $  24.18  $  30.64  $  19.15  $  13.74  $  18.52

---------------------------------------------------------------------------

Reserve Life Index

 (years)                      13.4      11.0      10.3       9.8       9.5

---------------------------------------------------------------------------

(1) Company Interest Proved plus Probable used for 2005, 2004 and 2003, all prior years use established.

(2) Company interest Proved plus Probable reserves discounted at 10%.

(3) Excludes Debentures.

FIVE-YEAR TRADING, PERFORMANCE AND DISTRIBUTION SUMMARY

                                                     2006

                                                                      Full

                                    Q1       Q2        Q3      Q4     Year

---------------------------------------------------------------------------

Units Issued and Outstanding

 Period end (000's)             80,627   81,439    82,719  83,257   83,257

Exchangeable Shares Issued and

 Outstanding

 Period end (000's)              1,172    1,136     1,124   1,162    1,162

 Converted to Trust Units          682      683       694     741      741

 Exchange ratio at period end  0.58188  0.60132   0.61771 0.63765  0.63765

TSX Unit Price (C$)

 High                            38.14    35.30     35.42   29.21    38.14

 Low                             29.82    30.62     27.33   20.87    20.87

 Close                           32.98    33.50     27.35   21.50    21.50

Average daily traded volume    249,527  258,294   225,732 391,293  280,868

Market capitalization at

 end of period ($ Millions)      3,046    3,166     3,054   2,623    2,623

NYSE Unit Price (US$)

 High                            32.90    30.91     31.29   25.94    32.90

 Low                             25.25    27.76     24.45   18.03    18.03

 Close                           28.39    29.98     24.64   18.47    18.47

Average daily traded volume    441,508  438,995   463,411 796,677  535,439

Distribution Summary

 ($ Millions, except per

 Trust Unit amounts)

Cash distributed to Unitholders   86.8     82.8      74.0    62.3    305.8

 Per Trust Unit                   1.08     1.02      0.90    0.75     3.75

 Percentage paid out                84%      93%       77%     74%      84%

 Cumulative cash

  distributions                1,331.1  1,413.9   1,487.9 1,550.1  1,550.1

Per Trust Unit                   48.28    49.30     50.20   50.95    50.95

---------------------------------------------------------------------------

                                           2005      2004    2003     2002

---------------------------------------------------------------------------

Units Issued and Outstanding

 Period end (000's)                      79,666    69,886  48,752   37,005

Exchangeable Shares Issued and

 Outstanding

 Period end (000's)                       1,219     1,294   3,041    5,179

 Converted to Trust Units                   688       652   1,347    1,940

 Exchange ratio at period end           0.56399   0.50408 0.44302  0.37454

TSX Unit Price (C$)

 High                                     37.68     28.35   28.15    29.56

 Low                                      26.15     22.18   23.40    23.60

 Close                                    35.90     26.62   27.56    25.40

Average daily traded volume             213,656   233,579 192,678  123,455

Market capitalization at end of

 period ($ Millions)                      2,885     1,878   1,381      989

NYSE Unit Price (US$)

 High                                     32.57     22.98   21.48    16.69

 Low                                      21.30     16.00   15.97    15.62

 Close                                    30.92     22.18   21.27    16.16

Average daily traded volume             458,853   402,694 169,269   39,276

Distribution Summary ($ Millions,

 except per Trust Unit amounts)

Cash distributed to Unitholders           276.6     196.1   192.6    158.0

 Per Trust Unit                            3.66      3.30    4.32     4.80

 Percentage paid out                         68%       75%     90%      95%

 Cumulative cash distributions          1,244.3     967.7   771.5    578.9

 Per Trust Unit                           47.20     43.54   40.24    35.92

---------------------------------------------------------------------------

---------------------------------------------------------------------------

Funds         2006          2005         2004          2003         2002

Paid In:    C$    US$     C$    US$     C$   US$     C$   US$     C$   US$

---------------------------------------------------------------------------

Q1        1.08   0.94   0.90   0.74   0.82  0.62   1.20  0.81   1.20  0.75

Q2        1.02   0.92   0.90   0.72   0.75  0.55   1.20  0.87   1.20  0.77

Q3        0.90   0.75   0.90   0.76   0.83  0.64   0.96  0.70   1.20  0.77

Q4        0.75   0.66   0.96   0.82   0.90  0.74   0.96  0.73   1.20  0.76

---------------------------------------------------------------------------

Total     3.75   3.27   3.66   3.04   3.30  2.55   4.32  3.12   4.80  3.05

---------------------------------------------------------------------------

% Tax

 Deferred   25% 17.52%    25% 18.75%    45%   55%    42%  100%    45%  100%

Exchange

 Rate

 (US$/C$)0.872         0.829         0.769        0.715        0.637

---------------------------------------------------------------------------

/T/

INCOME TAX CONSIDERATIONS

This commentary regarding income taxes is of a general nature only and is not intended to be legal or tax advice applicable to a specific Unitholder. Unitholders and prospective investors are, therefore, encouraged to consult a tax advisor with regard to their specific circumstances.

Canadian Unitholders

PrimeWest is regarded as a mutual fund trust for purposes of the Canadian Income Tax Act. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of Unitholders. Distributions paid by the Trust have two components: (1) a tax-deferred return of capital (i.e. a repayment of a portion of a Unitholders' investment) and (2) a taxable return on capital (i.e. other income).

Each year, the return on capital or taxable portion of the distribution is reported on the Trust's T3 return. It is then allocated to each Unitholder who received distributions in the taxation year on the T3 supplementary forms, which are mailed in later February or early March of the following calendar year. Registered Unitholders receive a T3 from the Trust's transfer agent, Computershare Trust Company of Canada, while Unitholders who hold their units beneficially will receive a T3 from their bank or brokerage firm. The T3 form will indicate the taxable portion, or other income, as it is regarded under Canadian tax law in box 26 and the return of capital portion in box 42. The other income component is taxed on the same basis as interest income. The tax-deferred return of capital portion of the distribution should be treated as an adjustment to the cost base (ACB) of the Units. On disposition, the cost base should be reduced by the accumulated value of returned capital, resulting in a capital gain or loss for tax purposes.

For 2006, 25% of the distributions paid to Canadian residents were deemed a tax-deferred return of capital, and 75% was deemed taxable as other income. For the tax year 2007, PrimeWest's distributions payable to Canadian residents are estimated to be 80% taxable and 20% a tax-deferred return of capital.

United States and Other Non-Resident Unitholders

Investors who do not qualify as residents of Canada for income tax purposes should seek advice from a qualified tax advisor in their country of residence regarding the tax treatment of the distributions paid by PrimeWest. Monthly distributions payable to nonresidents of Canada are normally subject to a withholding tax of 25% as prescribed by the Canadian Income Tax Act. However, the level of withholding tax may be reduced in accordance with reciprocal tax treaties.

In the case of the Canada-United States Tax Convention, U.S. residents are subject to a 15% withholding tax on the distributions paid by PrimeWest. For distributions paid during tax years 2004 and prior, the 15% withholding tax is refundable for that portion of the distributions deemed to be a tax-deferred return of capital. U.S. residents may apply to the Canada Revenue Agency (CRA) of the Government of Canada for this refund no later than two years after the calendar year in which the distributions were paid. Application for refund may be made by filing CRA Form NR7-R "Application for Refund of Non-Resident Tax", which can be obtained by contacting the International Tax Services Office of the CRA at 1-800-267-5177 or on the internet at www.cra.gc.ca. U.S. investors are cautioned that the administrative protocol required to apply for the refund is burdensome, and they will require the assistance of their broker or tax advisor.

Alternatively, U.S. Unitholders may elect to claim a portion of the Canadian tax withheld on distributions paid during 2006 as a deduction against income, or, subject to certain restrictions, as a credit against their U.S. tax liability. U.S. Unitholders wishing to claim a foreign tax credit must complete IRS Form 1116, "Foreign Tax Credit" as an attachment to the Form 1040.

Due to differences in the income tax code of the United States, certain deductions not available in Canada are available in the United States and could result in differences in tax treatment of the distributions for U.S. Unitholders compared to those in Canada. For Unitholders resident in the United States, the taxability of distributions is derived using U.S. tax rules, which permit the deduction of Crown royalties and accounting-based depletion. In the case of a U.S. Unitholder, the taxable portion of the monthly distribution is determined based upon current and accumulated earnings in accordance with the IRS tax code. The currently taxable portion is regarded as a foreign issuer "qualified dividend" under the terms of the Jobs and Growth Reconciliation Act of 2003 (P.L. 108-27, 117 Stat.752) for tax reporting purposes and registered U.S. Unitholders should receive a CRA Form NR-4 from the Trust's transfer agent, Computershare Trust Company of Canada. U.S. Unitholders who hold their Units beneficially should receive an IRS Form 1099-DIV or similar document from their bank or brokerage firm. As a result of the foregoing rules, in the case of a U.S. resident, 82.48% of the distributions paid by PrimeWest during 2006 should be treated as a "qualified dividend" with the remaining 17.52% treated as a tax-deferred return of capital. The tax-deferred return of capital portion of the distribution should be treated as an adjustment to the cost base (ACB) of the Units. The original cost of the Units should be reduced by this accumulated amount when computing gains or losses at the time of disposition, at which time this should be reported as a capital gain or loss.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

PrimeWest offers a number of attractive and economical options for Unitholders to maximize their investment in PrimeWest, including a Premium Distribution (PREP), Conventional Distribution Reinvestment (DRIP) and Optional Trust Unit Purchase Plan (OTUPP). Investors are able to participate in all of these plans without paying fees, including brokerage commissions.

Canadian Unitholders

The Premium Distribution (PREP), Distribution Reinvestment (DRIP) and Optional Trust Unit Purchase Plans (OTUPP) provide eligible holders of Trust Units that are resident in Canada the opportunity to either receive a premium cash payment in lieu of the cash distribution declared payable by PrimeWest or accumulate additional Trust Units at a 5% discount to the weighted average market price. Participants that are resident in Canada may also purchase additional Trust Units at the same 5% discount by investing additional sums within the limits and subject to the terms of the Plan.

The PREP enables Canadian Unitholders to receive a 2% cash premium on the monthly distribution they receive. The more conventional DRIP allows eligible Canadian Unitholders to reinvest distribution payments into Trust Units, acquired at a 5% discount to the volume weighted average market price.

Additional Trust Units may be purchased by eligible Canadian Unitholders through the OTUPP in minimum amounts of $100 per remittance up to a maximum amount of $100,000 per calendar year, at a 5% discount to the volume weighted average market price. The number of Trust Units available under the OTUPP is limited by the TSX to a maximum of 2% of the total Trust Units outstanding at the end of the previous fiscal year.

Most larger banks, trust companies and brokerage firms will allow investors to participate in these programs, but many of the smaller firms do not. Please contact the bank, trust company or brokerage firm that holds your account to determine if they permit participation in these Plans. If you are unable to participate as a beneficial holder, you will need to hold the Units directly as a registered Unitholder or transfer the Trust Units to a financial institution that permits participation.

United States Unitholders

The DRIP plan is now available to Unitholders resident in the United States and provides the opportunity to accumulate additional Trust Units at a 5% discount to the Average Market Price. Unitholders that are resident in the United States are not eligible to receive the premium cash payment under the PREP or to make optional cash payments under the OTUPP to purchase additional Trust Units pursuant to the Plan.

Please contact the brokerage firm that holds your account to determine if they permit participation in the DRIP. If you are unable to participate as a beneficial holder, you will need to hold the Trust Units directly as a registered Unitholder or transfer the Units to a financial institution that permits participation.

Additional Information

We invite you to participate in these programs by completing the enrolment form on the PrimeWest website at www.primewestenergy.com. If you hold your Trust Units with a bank or brokerage firm, you will need to inform the firm directly of your interest in enrolling in the program. Additional information regarding the PREP, DRIP, and OTUPP can be obtained by contacting the Computershare Trust Company of Canada toll-free at 1-800-564-6253, or the Investor Relations group at PrimeWest toll-free at 1-877-968-7878, or via e-mail at investor@primewestenergy.com.

DEFINITIONS

AECO

Refers to a pricing point for gas produced in Western Canada located at a gas storage facility adjacent to the TransCanada Pipelines' mainline near the Alberta-Saskatchewan border.

Cash Distribution Date

The date Distributable Income is paid to Unitholders, currently being on or about the 15th of each month, or the earlier business day if applicable, following any record date.

Circular

Refers to the Trust's Management Proxy Circular, dated March 15, 2007.

Company Interest

Refers to, in relation to PrimeWest's interest in production or Reserves, its working interest (operating or non operating) share before deduction of royalties and including royalty interests of PrimeWest and the Trust.

Credit Facility

Refers, collectively, to certain credit facilities provided by a syndicate of Canadian chartered banks and term debt provided by certain institutional investors, together offering a maximum aggregate borrowing capability of $750 million.

EDGAR

Means the Electronic Data Gathering, Analysis and Retrieval System on which submissions by companies and others required by law to file forms with the U.S. Securities and Exchange Commission are filed and accessible at www.sec.gov.

Forecast Prices and Costs

Refers to future prices and costs that are generally accepted as being a reasonable outlook for the future; or fixed or presently determinable future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product.

GAAP

Means Generally Accepted Accounting Principles.

General and Administrative Costs

The amount in aggregate representing all expenditures and costs incurred by or in respect of PrimeWest in the management and administration of PrimeWest.

GLJ

Means GLJ Petroleum Consultants, Ltd.

GLJ Report

Means the reserve report dated January 24, 2007, prepared by GLJ, evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by the Trust as at December 31, 2006.

Gross

Refers to the Trust's "company gross reserves", which are PrimeWest's working interest (operated or non operated) share before deduction of royalties and without including any royalty interests of PrimeWest or the Trust; or in relation to wells, the total number of wells in which PrimeWest has an interest; or in relation to properties, the total area of properties in which PrimeWest has an interest.

Net

Refers to PrimeWest's interest in production or reserves, PrimeWest's working interest (operated or non operated) share after deduction of royalty obligations, plus the royalty interests of PrimeWest and the Trust in production or reserves; or in relation to PrimeWest's interest in wells, the number of wells obtained by aggregating PrimeWest's working interest in each of its Gross wells; or in relation to PrimeWest's interest in a property, the total area in which PrimeWest has an interest multiplied by its working interest.

NI 51-101

Means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Commissions.

Probable Reserves

Those additional reserves less certain to be recovered than Proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves. In addition, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.

Production

Refers to recovering, gathering, treating, field or plant processing and field storage of oil and natural gas.

Production Costs

Costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other cost of operating and maintaining those wells and related equipment and facilities. Lifting costs become part of the cost of oil and natural gas produced.

Proved Reserves

Reserves that can be estimated with a high degree of certainty to be recoverable. The reporting company must believe that there is at least a 90% probability that the actual remaining quantities recovered will equal or exceed those estimated Proved reserves.

Record Date

The date by which a Unitholder must officially own the Trust Units in order to be entitled to receive a distribution.

Reserve Life Index

Is calculated by dividing the quantity of reserves by the total production of oil, natural gas and natural gas liquids during the year.

SEDAR

Refers to the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators as the system used for electronically filing most securities related information with the Canadian securities regulatory authorities and is accessible at www.sedar.com.

Standard and Poors (S&P)

Refers to Standard and Poors, a division of the McGraw-Hill Companies, Inc.

Trust Units

Refers to the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

Trustee

Refers to Computershare Trust Company of Canada, or its successor, as trustee of the Trust.

Undeveloped Reserves

Refers to those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of Production. They must fully meet the requirements of the Reserves classification (Proved, Probable or Possible) to which they are assigned.

Unproved Properties

A property or part of a property to which no reserves have been specifically attributed.

Well Abandonment Costs

The costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system. They do not include costs of abandoning the gathering system or reclaiming the wellsite.

West Texas Intermediate

A high-quality grade of crude oil produced in West Texas whose price is most commonly used as a benchmark for crude oil pricing internationally.

Refer to PrimeWest's Renewal Annual Information Form dated March 15, 2007, for an explanation of additional defined terms used in this MD&A.

/T/

CORPORATE INFORMATION                     EXCHANGES

CORPORATE OFFICES                         New York Stock Exchange:

                                           Trust Units: PWI

5100, 150 - 6th Avenue S.W.

Calgary, Alberta Canada T2P 3Y7           Toronto Stock Exchange:

Telephone: (Main) 403-234-6600             Trust Units: PWI.UN

           (Toll-Free) 1-877-968-7878      Exchangeable Shares: PWX

Email: investor@primewestenergy.com        Series I Debentures: PWI.DB.A

Website: www.primewestenergy.com           Series II Debentures: PWI.DB.B

                                           Series III Debentures: PWI.DB.C

BOARD OF DIRECTORS

                                           REGISTRAR AND TRANSFER AGENT

Harold P. Milavsky, (1,2) Chair

Barry E. Emes,  (1,2)                      Computershare Trust Company

Harold N. Kvisle, (3,4)                     of Canada

Kent J. MacIntyre, (3,4)                   Toll-Free: 1-800-564-6253

Michael W. O'Brien, (1,2)

James W. Patek, (3,4)

W. Glen Russell, (3,4)                     AUDITOR

Peter Valentine, (1)

                                           PricewaterhouseCoopers LLP

(1) Audit & Finance Committee              Calgary, Alberta

(2) Corporate Governance & EH&S Committee

(3) Compensation Committee

(4) Operations & Reserves Committee        INDEPENDENT ENGINEERING

                                            EVALUATORS

OFFICERS                                   GLJ Petroleum Consultants Ltd.

                                           Calgary, Alberta

Donald A. Garner

President and Chief Executive Officer

                                           LEGAL COUNSEL

Timothy S. Granger

Chief Operating Officer                    Stikeman Elliott LLP

                                           Calgary, Alberta

Dennis G. Feuchuk

Vice-President Finance and

 Chief Financial Officer

Ronald J. Ambrozy

Vice-President Business Development

Brian J. Lynam

Vice-President, Operations

Gordon D. Haun

Vice-President Legal and General Counsel

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:

PrimeWest Energy Trust

George Kesteven

Investor Relations Advisor

(403) 699-7367 or Toll-Free: 1-877-968-7878

Email: investor@primewestenergy.com

Website: www.primewestenergy.com

INDUSTRY:  Energy and Utilities-Oil and Gas

SUBJECT:   ERN

-0-